KLONDEX MINES LTD.

SPECIAL WARRANT INDENTURE

August 18, 2016

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11.15	Further Assurances	59
11.16	Formal Date and Effective Date	59

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SPECIAL WARRANT INDENTURE

THIS SPECIAL WARRANT INDENTURE made as of August 18, 2016.

BETWEEN:

KLONDEX MINES LTD., a corporation existing under the laws of British Columbia and having an office in the City of Vancouver, British Columbia

(the "Company")

OF THE FIRST PART

AND:

COMPUTERSHARE TRUST COMPANY OF CANADA, a trust company existing under the laws of Canada and having an office in the City of Toronto, Ontario

(the "Special Warrant Agent")

OF THE SECOND PART

WHEREAS pursuant to the terms of an underwriting agreement (the "Underwriting Agreement") dated August 18, 2016 between the Company and GMP Securities L.P. ("GMP"), BMO Nesbitt Burns Inc. ("BMO" and, together with GMP, the "Lead Underwriters"), Canaccord Genuity Corp., Clarus Securities Inc., RBC Dominion Securities Ltd., M Partners Inc., Dundee Securities Ltd., HSBC Securities (Canada) Inc., Mackie Research Capital Corporation, National Bank Financial Inc., Paradigm Capital Inc., PI Financial Corp., Rodman & Renshaw a unit of H.C. Wainwright & Co., LLC and Haywood Securities Inc. (collectively, the "Underwriters"), the Company issued and sold 25,900,000 subscription receipts of the Company ("Subscription Receipts") at a price of $5.00 per Subscription Receipt;

AND WHEREAS the Subscription Receipts were duly and validly created and issued pursuant to the terms of a subscription receipt agreement (the "Subscription Receipt Agreement") entered into between the Corporation, the Lead Underwriters and Computershare Trust Company of Canada, as agent for the Subscription Receipts (the "Subscription Receipt Agent");

AND WHEREAS each Subscription Receipt is convertible into one special warrant (the "Special Warrant"), upon satisfaction of the Escrow Release Conditions (as defined herein) on or before the Termination Date (as defined herein);

AND WHEREAS each Special Warrant shall entitle the holder thereof to acquire, upon exercise or deemed exercise thereof, one Underlying Security (as defined herein), without the payment of additional consideration and subject to adjustment in accordance with Article 4 hereof;

AND WHEREAS the Company is authorized to create and issue the Special Warrants;

AND WHEREAS the Company represents to the Special Warrant Agent that all necessary resolutions of the directors of the Company have been or will be duly enacted, passed or confirmed and all other proceedings taken and conditions complied with to authorize the execution and delivery of this Agreement and the execution and issue of the Special Warrants and to make the same legal, valid and binding on the Company in accordance with the laws relating to the Company;

AND WHEREAS the foregoing recitals are made as representations and statements of fact by the Company and not by the Special Warrant Agent;

AND WHEREAS the Special Warrant Agent has been appointed by the Company and has agreed to act as trustee on behalf of the Special Warrantholders on the terms and conditions set forth herein.

NOW THEREFORE THIS INDENTURE WITNESSETH THAT, in consideration of the premises and in further consideration of the mutual covenants herein set forth, the parties hereto agree as follows:

1.	INTERPRETATION

1.1	Definitions

In this Indenture, unless there is something in the subject matter or context inconsistent therewith, the following words have the respective meaning indicated below:

"1933 Act" means the United States Securities Act of 1933, as amended;

"1934 Act" means the United States Securities Exchange Act of 1934, as amended;

"Acquisition Agreement" means the membership interest purchase agreement dated as of July 25, 2016 between the Company, Klondex Holdings (USA) Inc., Waterton Nevada Splitter, LLC and Waterton Precious Metals Fund II Cayman, LP relating to the Transaction;

"Applicable Legislation" means the provisions, if any, for the time being, of any statute of Canada or a province thereof, and of the regulations under such statute, relating to trust indentures and to the rights, duties and obligations of trustees under trust indentures, and of corporations issuing their securities under trust indentures, to the extent that any such provisions are in force and applicable to this Indenture;

"Authenticated" means (a) with respect to the issuance of a Special Warrant Certificate, one which has been duly signed by the Company and authenticated by manual signature of an authorized officer of the Special Warrant Agent, (b) with respect to the issuance of an Uncertificated Warrant, one in respect of which the Special Warrant Agent has completed all Internal Procedures such that the particulars of such Uncertificated Warrant are entered in the register of holders of Warrants, and "Authenticate", "Authenticating" and "Authentication" have the appropriate correlative meanings;

"BMO" has the meaning ascribed thereto in the Recitals;

"Book Based Participants" means institutions that participate directly or indirectly in the Depository's book based registration system for the Special Warrants;

"Book Based Warrants" means Special Warrants that are to be held only by or on behalf of the Depository;

"Business Day" means a day (other than a Saturday, Sunday or statutory holiday) on which Canadian chartered banks are open for the transaction of regular business in the City of Toronto, Ontario or in the City of Vancouver, British Columbia;

"CDS Global Warrants" means Special Warrants representing all or a portion of the aggregate number of Special Warrants issued in the name of the Depository represented by an Uncertificated Warrant, or if requested by the Depository or the Company, by a Special Warrant Certificate;

"Closing" means the completion of the Private Placement;

"Closing Date" means August 18, 2016 or such other date as the Underwriters and the Company agree for the Closing;

"Common Share" means a fully paid and non-assessable common share in the capital of the Company as such capital is presently constituted;

"Common Share Reorganization" has the meaning ascribed thereto in subsection 4.1(a);

"Company's auditors" means the firm of accountants appointed by the shareholders of the Company and serving as the auditors of the Company at the relevant time;

"Current Market Price" of a Common Share at any date means the price per share equal to the weighted average price at which the Common Shares have traded during the 20 consecutive Trading Days ending on the third Trading Day immediately prior to such date, on any stock exchange on which such shares are listed as may be selected for such purpose by the directors or, if such shares are not listed on any stock exchange, then on such over-the-counter market in Canada as may be selected for such purpose by the directors, provided further that if the Common Shares are not then listed on any Canadian and U.S. stock exchange or traded in the over-the counter market, then the Current Market Price shall be determined by such firm of independent chartered accountants as may be selected by the directors of the Company;

"Deemed Exercise Date" means the earlier of:

(i)	the date that is provided for in the Exercise Notice provided that such date shall be no later than the third Business Day after the Qualification Date; and

(ii)	the date that is four months and one day following the Closing Date;

"Deemed Exercise Time" means 4:59 p.m. (Toronto time) on the Deemed Exercise Date;

"Depository" means CDS Clearing and Depository Services Inc. or such other Person as is designated in writing by the Company to act as depository in respect of the Special Warrants;

"Designated Provinces" means each of the provinces of Canada where Special Warrants are sold (and, for the avoidance of doubt, does not include the province of Quebec);

"director" means a director of the Company for the time being and, unless otherwise specified herein, a reference to an action by the directors means an action by the directors of the Company as a board or, whenever duly empowered, action by a committee of such board;

"Dividends paid in the Ordinary Course" means a dividend paid on the Common Shares in any fiscal year of the Company in cash (or in securities, properties or assets of equivalent value) and for such purpose the amount of any dividend paid in shares shall be the aggregate stated capital of such shares, and the amount of any dividend paid in other than cash or shares shall be the fair market value of such dividend as determined by a resolution passed by the board of directors of the Company, subject, if applicable, to the prior consent of any stock exchange or any other over-the counter market on which the Common Shares are traded;

"Escrow Release Deadline" means 5:00 p.m. (Toronto time) on the date that is 90 days following the Closing Date;

"Esmeralda Mine" means the Esmeralda mine and ore milling complex located in Mineral County, Nevada;

"Exercise Notice" has the meaning ascribed thereto in subsection 3.7(a);

"Form of Transfer" has the meaning ascribed thereto in subsection 2.5(b);

"GMP" has the meaning ascribed thereto in the Recitals;

"Hollister Mine" means the Hollister mine located in Elko County, Nevada;

"Indenture", "herein", "hereto", "hereunder", "hereof", "hereby" and similar expressions mean or refer to this Indenture and not to any particular Article, Section, paragraph, clause, subdivision or portion hereof and include any indenture, deed or instrument supplemental or ancillary hereto; and the expressions "Article", "Section" and "paragraph" followed by a number mean and refer to the specified Article, Section or paragraph of this Indenture;

"Internal Procedures" means in respect of the making of any one or more entries to, changes in or deletions of any one or more entries in the register at any time (including without limitation, original issuance or registration of transfer of ownership) the minimum number of the Special Warrant Agent's internal procedures customary at such time for the entry, change or deletion made to be complete under the operating procedures followed at the time by the Special Warrant Agent, it being understood that neither preparation and issuance shall constitute part of such procedures for any purpose of this definition;

"Lead Underwriters" has the meaning ascribed thereto in the Recitals;

"Officer's Certificate" means a certificate signed by a senior officer of the Company;

"Passport System" means the passport system procedures provided for under Multilateral Instrument 11-102 - Passport System and National Policy 11-202 - Process for Prospectus Reviews in Multiple Jurisdictions;

"Preliminary Prospectus" means a preliminary prospectus of the Company filed with the Securities Commissions by the Company;

"President's List" means the Subscribers included on the list of subscribers introduced to the Offering by the Company;

"President's List Investors" means those individual accredited investors who have been identified by the Company as being on the President's List, each of whom shall receive physical certificates;

"Private Placement" means the private placement of 25,900,000 Subscription Receipts pursuant to the Underwriting Agreement and the subscription agreements entered into on the Closing Date between the Company and the purchasers of Subscription Receipts;

"Prospectus" means a final prospectus of the Company filed with the Securities Commissions by the Company which qualifies the distribution of the Underlying Securities in the Designated Provinces;

"Qualification Date" means the date on which the British Columbia Securities Commission, as the principal regulator under the Passport System, issues the Receipt evidencing that each Securities Commission has issued a receipt for the Prospectus;

"Qualification Deadline" means 4:59 p.m. (Vancouver time) on the day that is 75 days after the closing date of the Transaction (such Qualification Deadline to be confirmed in writing to the Special Warrant Agent by the Company);

"Receipt" means the receipt issued by the British Columbia Securities Commission, which is deemed to also be a receipt of the Securities Commissions of the other Designated Provinces pursuant to the Passport System;

"Regulation S" means Regulation S under the 1933 Act;

"Release Date" means the date, which must be a date prior to the Termination Date, on which the Subscription Receipt Agent receives the Release Notice executed by the Company and the Lead Underwriters;

"Release Notice" means a written notice in the form executed by the Company and each of the Lead Underwriters to be delivered to the Subscription Receipt Agent pursuant to the terms and conditions of the Subscription Receipt Agreement;

"Release Time" means the time, prior to the Termination Time, that the Subscription Receipt Agent receives the Release Notice from the Company and the Lead Underwriters;

"Restricted Special Warrant Certificates" means CDS Global Warrants with the U.S. legend set forth in Section 5.9(a) or issued under Regulation D Restricted CUSIP 498696228 / ISIN US4986962284;

"Rights Offering" has the meaning ascribed thereto in subsection 4.1(b);

"Securities Commissions" means, collectively, the securities commissions or other applicable securities regulatory authorities of each of the Designated Provinces;

"Special Distribution" has the meaning ascribed thereto in subsection 4.1(c);

"Special Warrant" means a special warrant of the Company created by the Company and issued and Authenticated hereunder pursuant to the automatic conversion of the Subscription Receipts (following satisfaction of the escrow release conditions set forth in the Subscription Receipt Agreement) on the terms and conditions of the Subscription Receipt Agreement and entitling the holder thereof to acquire one Underlying Security upon exercise or deemed exercise thereof, in accordance with this Indenture, without payment of additional consideration or further action on the part of the Special Warrantholder, subject to adjustment as set out herein;

"Special Warrant Agent" means Computershare Trust Company of Canada, in its capacity as special warrant agent hereunder, having an office at 3rd Floor, 510 Burrard Street, Vancouver, BC V6C 3B9 and at 9th Floor 100 University Ave., Toronto, Ontario, M5J 2Y1 or such other address as it shall inform the Company and Special Warrantholders from time to time;

"Special Warrant Certificate" means a certificate evidencing one or more Special Warrants issuable hereunder, substantially in the form attached hereto as Schedule "A";

"Special Warrantholder" means the registered holder from time to time of an outstanding Special Warrant;

"Subscriber" means a person who executes a subscription agreement to purchase Subscription Receipts under the Offering or, if such person executes such a subscription agreement as a duly authorized agent of one or more principals, the principal or principals of such person;

"Subscription Receipt" has the meaning ascribed thereto in the Recitals;

"Subscription Receipt Agent" has the meaning ascribed thereto in the Recitals;

"Subscription Receipt Agreement" has the meaning ascribed thereto in the Recitals;

"Subsidiary of the Company" means a corporation of which voting securities carrying a majority of the votes attached to all outstanding voting securities of the corporation are owned, directly or indirectly, by the Company or by one or more subsidiaries of the Company, or by the Company and one or more subsidiaries of the Company, and, as used in this definition, voting securities means securities, other than debt securities, carrying a voting right to elect directors either under all circumstances or under some circumstances that may have occurred and are continuing;

"Termination Date" means the earlier of:

(i)

the date on which the Subscription Receipt Agent receives a Termination Notice, provided that if such Termination Notice is not received on a Business Day or is received after 5:00 p.m. (Toronto time) on a Business Day, then the Termination Date shall be the next Business Day; and

(ii)	the Escrow Release Deadline;

"Trading Day" means any day on which the facilities of the Toronto Stock Exchange, or, if the Common Shares are not listed thereon, the facilities of any stock exchange on which the Common Shares are listed, is open for trading;

"Transaction" means the proposed acquisition by the Company, directly or indirectly, of all of the issued and outstanding membership interests of Carlin Resources, LLC, which holds the Hollister Mine, the Esmeralda Mine and certain other properties and assets located in the State of Nevada, pursuant to the Acquisition Agreement;

"Transaction Instruction" means a written order signed by the holder or the Depository entitled to request that one or more actions be taken, or such other form as may be reasonably acceptable to the Special Warrant Agent, requesting one or more such actions to be taken in respect of an Uncertificated Warrant;

"Uncertificated Warrant" means any Special Warrant which is not represented by a Special Warrant Certificate;

"Underlying Security" means the Common Share issuable upon the exercise or deemed exercise of a Special Warrant;

"Underwriters" has the meaning ascribed thereto in the Recitals;

"Underwriting Agreement" has the meaning ascribed thereto in the Recitals;

"United States" means the United States of America, its territories and possessions, any state of the United States, and the District of Columbia;

"Unrestricted Special Warrant Certificates" means CDS Global Warrants neither bearing the U.S. legend set forth in Section 5.9(a) nor issued under Regulation D Restricted CUSIP 498696228 / ISIN US4986962284;

"U.S. Legend" has the meaning ascribed thereto in subsection 5.9(a); and

"written direction of the Company" and "certificate of the Company" and any other document required to be signed by the Company, means, respectively, a written direction, request, consent, certificate or other document signed in the name of the Company by any officer or director and may consist of one or more instruments so executed.

1.2	Headings

The division of this Indenture into Articles, Sections or other subdivisions, the provision of a Table of Contents and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation of this Indenture or the Special Warrants.

1.3	Gender

Words importing the singular number also include the plural and vice versa and words importing the masculine gender include the feminine gender.

1.4	Weekends and Holidays

If the date for the taking of any action under this Indenture expires on a day which is not a Business Day, such action may be taken on the next succeeding Business Day with the same force and effect as if taken within the period for the taking of such action.

1.5	Meaning of "Outstanding"

Every Special Warrant represented by a Special Warrant Certificate countersigned by the Special Warrant Agent or Uncertified Warrant that has been Authenticated and delivered to the holder thereof is deemed to be outstanding until it is cancelled or delivered to the Special Warrant Agent for cancellation or until the Deemed Exercise Time. Where a new Special Warrant Certificate has been issued pursuant to Section 2.9 to replace one which has been mutilated, lost, stolen or destroyed, the Special Warrants represented by only one of such Special Warrant Certificates are counted for the purpose of determining the aggregate number of Special Warrants outstanding. A Special Warrant Certificate representing a number of Special Warrants which has been partially exercised will be deemed to be outstanding only to the extent of the unexercised portion of the Special Warrants.

1.6	Time

Time is of the essence hereof and of each Special Warrant Certificate.

1.7	Applicable Law

This Indenture and each Special Warrant Certificate are subject to and construed in accordance with the laws of the Province of Ontario and the federal laws of Canada applicable therein.

1.8	Severability

Wherever possible, each provision hereof shall be interpreted in such manner as to be effective and valid under applicable law. In the event that any provision hereof shall be determined to be invalid, illegal or unenforceable in any respect under applicable law the validity, legality and enforceability of the remainder of such provision and any other provision hereof shall not be affected or impaired thereby.

1.9	Currency

All references to currency herein are to Canadian dollars unless otherwise indicated.

1.10	Conflicts

In the event of any conflict or inconsistency between the provisions of this Indenture and the Special Warrant Certificates, the provisions of this Indenture will govern.

1.11	Schedules

The attached Schedules "A", "B" and "C" are incorporated into and form part of this Indenture.

2.	ISSUE AND PURCHASE OF SPECIAL WARRANTS

2.1	Creation, Form and Terms of Special Warrants

(a) The Company hereby creates and authorizes for issuance up to 25,900,000 Special Warrants.

(b)

The Special Warrants will be deemed issued on the Release Date pursuant to the conversion of the Subscription Receipts in accordance with the Subscription Receipt Agreement on a "one-for-one" basis, without the payment of additional consideration.

(c)

Each Special Warrant shall entitle the holder thereof to acquire, upon exercise or deemed exercise thereof, one Underlying Security, without the payment of additional consideration and subject to adjustment in accordance with Article 4 hereof;

(d)

Subject to the provisions hereof, the Special Warrants issued under this Indenture are limited in the aggregate to 25,900,000 Special Warrants, provided that the number of Underlying Securities to be issued upon exercise or deemed exercise of the Special Warrants is subject to increase or decrease so as to give effect to the adjustments required by Article 4.

(e) No fractional Special Warrants shall be issued or otherwise provided for hereunder.

2.2	Form of Warrants, Certificated Warrants

The Special Warrants may be issued in both certificated and uncertificated form. Each Special Warrant originally issued to, or for the account or benefit of, a person in the United States will bear the applicable legends substantially in the form as set forth herein. All Special Warrants issued in certificated form shall be evidenced by a Special Warrant Certificate (including all replacements issued in accordance with this Indenture), substantially in the form set out in Schedule "A" hereto, which shall be dated as of the Closing Date, shall bear such distinguishing letters and numbers as the Company may, with the approval of the Special Warrant Agent, prescribe, and shall be issuable in any denomination excluding fractions. All Special Warrants issued to the Depository may be in either a certificated or uncertificated form, such uncertificated form being evidenced by a book position on the register of Special Warrantholders to be maintained by the Special Warrant Agent.

2.3	Book Based Warrants

(a)

Registration of beneficial interests in and transfers of Special Warrants held by the Depository shall be made only through the book based registration system and no Special Warrant Certificates shall be issued in respect of such Special Warrants except where physical certificates evidencing ownership in such securities are required or as set out herein or as may be requested by the Depository, as determined by the Company, from time to time. Except as provided herein, owners of beneficial interests in any CDS Global Warrants shall not be entitled to have Special Warrants registered in their names and shall not receive or be entitled to receive Special Warrants in definitive form or to have their names appear in the register. Notwithstanding any terms set out herein, Special Warrants having any legend set forth in Section 2.4(g) herein and held in the name of the Depository may only be held in the form of Uncertificated Warrants with the prior consent of the Special Warrant Agent and in accordance with the Internal Procedures of the Special Warrant Agent.

(b)

Notwithstanding any other provision in this Indenture, no CDS Global Warrants may be exchanged for Special Warrants registered, and no transfer of any CDS Global Warrants may be registered in the name of any Person other than the Depository for such CDS Global Warrants or a nominee thereof unless:

(i)

the Depository notifies the Company that it is unwilling or unable to continue to act as depository in connection with the Book Based Warrants and the Company is unable to locate a qualified successor;

(ii)

the Company determines that the Depository is no longer willing, able or qualified to discharge properly its responsibilities as holder of the CDS Global Warrants and the Company is unable to locate a qualified successor;

		(iii)	the Depository ceases to be a clearing agency or otherwise ceases to be eligible to be a depository and the Company is unable to locate a qualified successor;

		(iv)	the Company determines that the Special Warrants shall no longer be held as Book Based Warrants through the Depository;

		(v)	such right is required by Applicable Legislation, as determined by the Company and the Company's counsel;

(vi)

the Special Warrant is to be Authenticated to or for the account or benefit of a person in the United States (in which case, the Special Warrant Certificate shall contain the legend set forth in Section 2.4(g), if applicable or be issued under the Regulation D Restricted CUSIP 498696228 / ISIN US4986962284); or

(vii)	such registration is effected in accordance with the internal procedures of the Depository and the Special Warrant Agent;

following which, Special Warrants for those holders requesting the same shall be registered and issued to the beneficial owners of such Special Warrants or their nominees as directed by the holder. The Company shall provide an Officer's Certificate giving notice to the Special Warrant Agent of the occurrence of any event outlined in this Section 2.3(b) . For purposes of clarification, all U.S. Purchasers shall receive Restricted Special Warrant Certificates, other U.S. Purchasers who are individuals who shall receive physical certificates. For purposes of clarification, all U.S. Purchasers shall receive Restricted Special Warrant Certificates, other than President's List Investors and any transferees thereof, who shall receive physical certificates.

(c)

Every Special Warrant that is Authenticated upon registration or transfer of a CDS Global Warrant, or in exchange for or in lieu of a CDS Global Warrant or any portion thereof, shall be Authenticated in the form of, and shall be, a CDS Global Warrant, unless such Special Warrant is registered in the name of a person other than the Depository for such CDS Global Warrant or a nominee thereof.

(d)	Notwithstanding anything to the contrary in this Indenture, a CDS Global Warrant will be issued as an Uncertificated Warrant, unless otherwise requested in writing by the Depository or the Company.

(e)

The rights of beneficial owners of Special Warrants who hold securities entitlements in respect of the Special Warrants through the book based registration system shall be limited to those established by applicable law and agreements between the Depository and the Book Based Participants and between such Book Based Participants and the beneficial owners of Special Warrants who hold securities entitlements in respect of the Special Warrants through the Book Based registration system, and such rights must be exercised through a Book Based Participant in accordance with the rules and procedures of the Depository.

(f)	Notwithstanding anything herein to the contrary, neither the Company nor the Special Warrant Agent nor any agent thereof shall have any responsibility or liability for:

(i)

the electronic records maintained by the Depository relating to any ownership interests or any other interests in the Special Warrants or the depository system maintained by the Depository, or payments made on account of any ownership interest or any other interest of any person in any Special Warrant represented by an electronic position in the book based registration system (other than the Depository or its nominee);

	(ii)	maintaining, supervising or reviewing any records of the Depository or any Book Based Participant relating to any such interest; or

(iii)

any advice or representation made or given by the Depository or those contained herein that relate to the rules and regulations of the Depository or any action to be taken by the Depository on its own direction or at the direction of any Book Based Participant.

(g)

The Company may terminate the application of this Section 2.3 in its sole discretion in which case all Special Warrants shall be evidenced by Special Warrant Certificates registered in the name of a Person other than the Depository.

2.4	Special Warrant Certificate

(a)

For Special Warrants issued in certificated form, the form of certificate representing Special Warrants shall be substantially as set out in Schedule "A" hereto. Each Special Warrant Certificate shall be Authenticated manually on behalf of the Special Warrant Agent. Each Special Warrant Certificate shall be signed by any at least one duly authorized signatory of the Company, whose signature shall appear on the Special Warrant Certificate and may be printed, lithographed or otherwise mechanically reproduced thereon and, in such event, certificates so signed are as valid and binding upon the Company as if it had been signed manually. Any Special Warrant Certificate which has two signatures as hereinbefore provided shall be valid notwithstanding that one or more of the persons whose signature is printed, lithographed or mechanically reproduced no longer holds office at the date of issuance of such certificate. The Special Warrant Certificates may be engraved, printed or lithographed, or partly in one form and partly in another, as the Special Warrant Agent may determine.

(b)

The Special Warrant Agent shall Authenticate Uncertificated Warrants (whether upon original issuance, exchange, registration of transfer, partial payment or otherwise) by completing its Internal Procedures and the Company shall, and hereby acknowledges that it shall, thereupon be deemed to have duly and validly issued such Uncertificated Warrants under this Indenture. Such Authentication shall be conclusive evidence that such Uncertificated Warrant has been duly issued hereunder and that the holder or holders are entitled to the benefits of this Indenture. The register shall be final and conclusive evidence as to all matters relating to Uncertificated Warrants with respect to which this Indenture requires the Special Warrant Agent to maintain records or accounts. In case of differences between the register at any time and any other time the register at the later time shall be controlling, absent manifest error and such Uncertificated Warrants are binding on the Company.

(c)

No Special Warrant shall be considered issued and shall be valid or obligatory or shall entitle the holder thereof to the benefits of this Indenture until it has been Authenticated by the Special Warrant Agent.

(d)

No Special Warrant Certificate shall be considered issued and Authenticated or, if Authenticated, shall be obligatory or shall entitle the holder thereof to the benefits of this Indenture, until it has been Authenticated by manual signature by or on behalf of the Special Warrant Agent. Such Authentication on any such Special Warrant Certificate shall be conclusive evidence that such Special Warrant Certificate is duly Authenticated and is valid and a binding obligation of the Company and that the holder is entitled to the benefits of this Indenture.

(e)

No Uncertificated Warrant shall be considered issued and shall be obligatory or shall entitle the holder thereof to the benefits of this Indenture, until it has been Authenticated by entry on the register of the particulars of the Uncertificated Warrant. Such entry on the register of the particulars of an Uncertificated Warrant shall be conclusive evidence that such Uncertificated Warrant is a valid and binding obligation of the Company and that the holder is entitled to the benefits of this Indenture.

(f)

The Authentication by the Special Warrant Agent of any Special Warrants whether by way of entry on the register or otherwise shall not be construed as a representation or warranty by the Special Warrant Agent as to the validity of the Indenture or such Special Warrants (except the due Authentication thereof) or as to the performance by the Company of its obligations under this Indenture and the Special Warrant Agent shall in no respect be liable or answerable for the use made of the Special Warrants or any of them or the proceeds thereof. Authentication by the Special Warrant Agent shall be conclusive evidence as against the Company that the Special Warrants so Authenticated have been duly issued hereunder and that the holder thereof is entitled to the benefits of this Indenture.

(g)

Each CDS Global Warrant originally issued and held by the Depository, and each CDS Global Warrant issued in exchange therefor or in substitution thereof shall bear or be deemed to bear the following legend or such variations thereof as the Company may prescribe from time to time:

"UNLESS THIS CERTIFICATE IS PRESENTED BY AN AUTHORIZED REPRESENTATIVE OF CDS CLEARING AND DEPOSITORY SERVICES INC. ("CDS") TO KLONDEX MINES LTD. (THE "ISSUER") OR ITS AGENT FOR REGISTRATION OF TRANSFER, EXCHANGE OR PAYMENT, AND ANY CERTIFICATE ISSUED IN RESPECT THEREOF IS REGISTERED IN THE NAME OF CDS, OR IN SUCH OTHER NAME AS IS REQUESTED BY AN AUTHORIZED REPRESENTATIVE OF CDS (AND ANY PAYMENT IS MADE TO CDS OR TO SUCH OTHER ENTITY AS IS REQUESTED BY AN AUTHORIZED REPRESENTATIVE OF CDS), ANY TRANSFER, PLEDGE OR OTHER USE HEREOF FOR VALUE OR OTHERWISE BY OR TO ANY PERSON IS WRONGFUL SINCE THE REGISTERED HOLDER HEREOF, CDS, HAS A PROPERTY INTEREST IN THE SECURITIES REPRESENTED BY THIS CERTIFICATE HEREIN AND IT IS A VIOLATION OF ITS RIGHTS FOR ANOTHER PERSON TO HOLD, TRANSFER OR DEAL WITH THIS CERTIFICATE."

2.5	Transferability and Ownership of Special Warrants

(a)

The Company hereby appoints the Special Warrant Agent as registrar of the Special Warrants and shall cause the Special Warrant Agent to keep at its Vancouver and Toronto office set forth in Section 1.1 a register in which the Special Warrant Agent shall enter the names and addresses of the Special Warrantholders and other particulars, prescribed by law, of the Special Warrants held by them, together with a record of transfers in which particulars of all transfers of Special Warrants will be recorded. The Special Warrant Agent shall cause the register to be open at all reasonable times for inspection by the Company, the Underwriters and any Special Warrantholder.

(b)

The Special Warrant Certificates may only be transferred by the Special Warrantholder (or its legal representatives or its attorney duly appointed), in accordance with applicable laws and upon compliance with the conditions herein, on the register kept at the office of the Special Warrant Agent pursuant to Section 2.5(a) by delivering to the Special Warrant Agent's Vancouver or Toronto office a duly executed form of transfer attached as Appendix 2 to the Special Warrant Certificate (a "Form of Transfer") and complying with such other reasonable requirements as the Company and the Special Warrant Agent may prescribe and such transfer shall be duly noted on the register by the Special Warrant Agent. In the case of Uncertificated Warrants the Special Warrants may only be transferred, in accordance with the procedures of the Depositary under its book based registration system.

(c)

Notwithstanding anything contained in this Indenture, in the Special Warrant Certificate or in any subscription agreements under which Special Warrants were issued and sold, the Special Warrant Agent, relying solely on the Form of Transfer or such other reasonable requirements as the Company and Special Warrant Agent may prescribe pursuant to Section 2.5(b) or this Section shall not register any transfer of a Special Warrant unless the transfer is made in compliance with this Section.

(d)

Special Warrants bearing the legend set forth in Section 5.9(a) or Restricted Special Warrant Certificates, or any of the related Underlying Securities, may only be offered, sold, pledged or otherwise transferred (i) to the Company, (ii) outside the United States in compliance with Rule 904 of Regulation S and in compliance with applicable local laws and regulations, (iii) pursuant to a registration statement that has been declared effective under the 1933 Act and is available for resale of the Underlying Securities, or (iv) in compliance with any other exemption from registration under the 1933 Act, including Rule 144 thereunder, if available, and in compliance with any applicable state securities laws. The Special Warrant Agent understands and agrees that in the event of a transfer pursuant to the foregoing clause (iv), the Company may require a legal opinion of counsel of recognized standing reasonably satisfactory to the Company that such transfer is exempt from registration under the 1933 Act and applicable state securities laws. In addition to the requirements of Section 2.5(a) and (b), a beneficial interest in a Restricted Special Warrant Certificate may be transferred to a person who takes delivery thereof in the form of a beneficial interest in an Unrestricted Special Warrant Certificate if the Special Warrant Agent receives a certificate from such holder in the form of Appendix 2 to the Special Warrant Certificate, including the applicable certifications in item (a) thereof and, other than if the Special Warrant Agent receives the certification in item (a) of Appendix 2 to the Special Warrant Certificate, an opinion of counsel in form reasonably acceptable to the Company and the Special Warrant Agent to the effect that such transfer is in compliance with the 1933 Act and that the restrictions on transfer contained in the Restricted Special Warrant Certificate and in the U.S. legend in Section 5.9(a) are no longer required in order to maintain compliance with the 1933 Act.

(e)

The Company shall direct the Special Warrant Agent as to matters related to the applicable hold periods and applicable securities legislation. The Special Warrant Agent shall have no obligation to ensure or verify compliance with any applicable laws or regulatory requirements on the issue, exercise or transfer of any Special Warrants or any Underlying Securities or other securities issuable upon the exercise of any Special Warrants. The Special Warrant Agent shall be entitled to process all proffered transfers and exercises of Special Warrants upon the presumption that such transfers or exercises are permissible pursuant to all applicable laws and regulatory requirements and the terms of this Indenture. The Special Warrant Agent may assume for the purposes of this Indenture that the address on the register of Special Warrantholders of any Special Warrantholder is the Special Warrantholder's actual address and is also determinative of the Special Warrantholder's residency and that the address of any transferee to whom any Special Warrants or any Underlying Securities are to be registered, as shown on the transfer document, is the transferee's actual address and is also determinative of the transferee's residency.

(f)

Upon any transfer of Special Warrants in accordance with the provisions of this Indenture, the Company shall covenant and agree with the Special Warrant Agent, on behalf of the transferee holder and with the transferee holder, that the transferee holder is a permitted assignee of the transferring holder and is entitled to the benefits of the covenant of the Company set forth in Section 3.17 herein and to be set forth under the heading "Contractual Right of Rescission" in the Prospectus subject, in each case, to the restrictions and limitations described thereunder. Should a holder of Special Warrants exercise any legal, statutory, contractual or other right of withdrawal or rescission that may be available to it, the Special Warrant Agent shall not be responsible for ensuring the Special Warrants or the exercise of Special Warrants is cancelled and a refund of the holder's funds is paid back to the holder. In such cases, the holder shall seek a refund directly from the Company and subsequently, the Company shall instruct the Special Warrant Agent in writing, to cancel the Special Warrants or exercise transaction and any Underlying Securities on the register, which may have already been issued upon the Special Warrant exercise.

(g)	A person who furnishes evidence that he is, to the reasonable satisfaction of the Special Warrant Agent:

	(i)	the executor, administrator, heir or legal representative of the heirs of the estate of a deceased Special Warrantholder;

	(ii)	a guardian, committee, trustee, curator or tutor representing a Special Warrantholder who is an infant, an incompetent person or a missing person; or

	(iii)	a liquidator or a trustee in bankruptcy for a Special Warrantholder,

may, as hereinafter stated, by surrendering such evidence together with the Special Warrant Certificate in question to the Special Warrant Agent (by delivery or mail as set forth in Section 9.1 hereof), and subject to such reasonable requirements as the Special Warrant Agent may prescribe and all applicable securities legislation and requirements of regulatory authorities, become noted upon the register of Special Warrantholders. After receiving the surrendered Special Warrant Certificate and upon the person surrendering the Special Warrant Certificate meeting the requirements as hereinbefore set forth, the Special Warrant Agent shall forthwith give written notice thereof together with confirmation as to the identity of the person entitled to become the holder to the Company. Forthwith after receiving written notice from the Special Warrant Agent as aforesaid, the Company shall cause a new Special Warrant Certificate to be issued and sent to the new holder and the Special Warrant Agent shall alter the register of holders accordingly.

(h)

The Company and the Special Warrant Agent shall deem and treat the registered holder of any Special Warrant as the absolute legal and beneficial owner thereof for all purposes, free from all equities or rights of set off or counterclaim between the Company and any previous holder of such Special Warrant, save in respect of equities of which the Company is required to take notice by statute or by order of a court of competent jurisdiction, and neither the Company nor the Special Warrant Agent is affected by any notice to the contrary.

(i)

Subject to the provisions of this Indenture and applicable law, each Special Warrantholder is entitled to the rights and privileges attaching to the Special Warrants, and the issue of the Underlying Securities by the Company on exercise of Special Warrants by any Special Warrantholder in accordance with the terms and conditions herein contained discharges all responsibilities of the Company and the Special Warrant Agent with respect to such Special Warrants and neither the Company nor the Special Warrant Agent is bound to inquire into the title of any such registered holder.

(j)	A reasonable charge will be levied on a presenter of a Special Warrant Certificate pursuant to this Indenture for the transfer of any Special Warrant.

(k)

Notwithstanding any other provision of this Section 2.5, in connection with any transfer of Special Warrants, the transferor and transferee shall comply with all reasonable requirements of the Special Warrant Agent as the Special Warrant Agent may deem necessary to secure the obligations of the transferee of such Special Warrants with respect to such transfer.

2.6	Special Warrantholders Not Shareholders

A Special Warrantholder is not deemed or regarded as a shareholder of the Company nor is such Special Warrantholder entitled to any right or interest except as is expressly provided in this Indenture and on the Special Warrant Certificates.

2.7	Signing of Special Warrants

Any one director or officer of the Company shall sign a Special Warrant Certificate either manually or by facsimile signature. A facsimile signature upon any Special Warrant Certificate is, for all purposes hereof, deemed to be the signature of the person whose signature it purports to be and to have been signed at the time such facsimile signature is reproduced. If a person whose signature, either manually or in facsimile, appears on a Special Warrant Certificate is not a director or officer of the Company at the date of this Indenture or at the date of the countersigning and delivery of such Special Warrant Certificate, such fact does not affect in any way the validity of the Special Warrants or the entitlement of the Special Warrantholder to the benefits of this Indenture or of the Special Warrant Certificate.

2.8	Countersigning

The Special Warrant Agent shall countersign Special Warrant Certificates and Authenticate Uncertificated Warrants upon the written direction of the Company. No Special Warrant shall be issued, or if issued, is valid or exercisable or entitles the holder thereof to the benefits of this Indenture until the Special Warrant Certificate has been manually countersigned by the Special Warrant Agent or the Uncertificated Warrant has been Authenticated by the Special Warrant Agent, as the case may be. The countersignature or Authentication by or on behalf of the Special Warrant Agent will be conclusive evidence as against the Company that the Special Warrant Certificate so countersigned or Uncertificated Warrant so Authenticated has been duly issued hereunder and that the holder is entitled to the benefit hereof. The countersignature by or on behalf of the Special Warrant Agent on any Special Warrant Certificate or the Authentication of any Uncertificated Warrant by or on behalf of the Special Warrant Agent is not to be construed as a representation or warranty by the Special Warrant Agent as to the validity of this Indenture or of the Special Warrants or as to the performance by the Company of its obligations under this Indenture and the Special Warrant Agent is in no way liable or answerable for the use made of the Special Warrants or the proceeds from the issuance thereof, except as specified by this Indenture. The countersignature or Authentication, as the case may be, by or on behalf of the Special Warrant Agent is, however, a representation and warranty of the Special Warrant Agent that the Special Warrant Certificate has been duly countersigned by or on behalf of the Special Warrant Agent or the Uncertificated Warrant has been duly Authenticated by or on behalf of the Special Warrant Agent pursuant to the provisions of this Indenture.

2.9	Loss, Mutilation, Destruction or Theft of Special Warrants

In case any of the Special Warrant Certificates issued and countersigned hereunder is mutilated or lost, destroyed or stolen, the Company, in its discretion, may issue and thereupon the Special Warrant Agent will countersign and deliver a new Special Warrant Certificate of like date and tenor in exchange for and in place of the one mutilated, lost, destroyed or stolen and upon surrender and cancellation of such mutilated Special Warrant Certificate or in lieu of and in substitution for such lost, destroyed or stolen Special Warrant Certificate and the substituted Special Warrant Certificate entitles the holder thereof to the benefits hereof and ranks equally in accordance with its terms with all other Special Warrants issued hereunder.

The Special Warrantholder applying for the issue of a new Special Warrant Certificate pursuant to this Section shall bear the cost of the issue thereof and in case of loss, destruction or theft shall, as a condition precedent to the issue thereof, furnish to the Company and the Special Warrant Agent such evidence of ownership and of the loss, destruction or theft of the Special Warrant Certificate so lost, destroyed or stolen as is satisfactory to the Company in their discretion. The Company and the Special Warrant Agent shall also, as a condition precedent to issuing a new Special Warrant Certificate, require such applicant to furnish an indemnity and surety bond in amount and form satisfactory to the Company and Special Warrant Agent in their discretion, and the applicant shall pay the reasonable charges of the Company and the Special Warrant Agent in connection therewith.

2.10	Exchange of Special Warrants

A Special Warrantholder may at any time prior to the Deemed Exercise Time, by written instruction delivered to the Special Warrant Agent at the office of the Special Warrant Agent set forth in Section 1.1, exchange his or her Special Warrant Certificates for Special Warrant Certificates evidencing Special Warrants in other denominations entitling the Special Warrantholder to acquire in the aggregate the same number of Underlying Securities to which he or she was entitled to acquire under the Special Warrant Certificates so surrendered, in which case the Special Warrant Agent may make a charge sufficient to reimburse it for any government fees or charges required to be paid and such reasonable fees as the Special Warrant Agent may determine for every Special Warrant Certificate issued upon exchange. The Special Warrantholder surrendering such Special Warrant Certificate shall bear such fee and charge. Payment of the charges is a condition precedent to the exchange of the Special Warrant Certificate. The Company shall sign and the Special Warrant Agent shall countersign all Special Warrant Certificates necessary to carry out exchanges as aforesaid.

2.11	Ranking

All Special Warrants will have the same attributes and rank pari passu regardless of the date of actual issue.

2.12	Purchase of Special Warrants for Cancellation

Subject to applicable law, the Company may, at any time or from time to time, purchase all or any of the Special Warrants in the market, by private contract or otherwise, on such terms as the Company may determine. Any such purchase shall be made at the lowest price or prices at which, in the opinion of the directors, such Special Warrants are then obtainable plus reasonable costs of purchase. The Special Warrant Certificates representing the Special Warrants purchased hereunder by the Company shall, immediately following purchase, be delivered to and cancelled by the Special Warrant Agent and no Special Warrants shall be issued in substitution therefor.

3.	COVENANTS OF THE COMPANY

So long as any Special Warrants remain outstanding, the Company represents, warrants, covenants and agrees with the Special Warrant Agent for the benefit of the Special Warrant Agent and Special Warrantholders as follows:

3.1	To Issue Special Warrants and Reserve Common Shares

(a)

That it is authorized to create and issue the Special Warrants and that the Special Warrant Certificates, when issued and countersigned by the Special Warrant Agent, and each Uncertificated Warrant that has been Authenticated by the Special Warrant Agent will be valid and enforceable against the Company in accordance with their terms and the terms of this Indenture and that the Company has reserved, allotted and set aside for issuance up to 25,900,000 Common Shares, being that number of Underlying Securities issuable upon the deemed exercise of Special Warrants in accordance with the terms of this Indenture and such Common Shares, when issued upon the exercise or deemed exercise of Special Warrants pursuant to and in accordance with the terms of this Indenture, are authorized to be issued as fully paid and non-assessable Common Shares in the capital of the Company.

(b)

Computershare Investor Services Inc., is the transfer agent of the Common Shares, and is duly is authorized to countersign, register and issue certificates representing, or document such other evidence of ownership of, such Common Shares, in each case in accordance with and pursuant to the terms of this Indenture.

3.2	To Execute Further Assurances

That it shall do, execute, acknowledge and deliver or cause to be done, executed, acknowledged and delivered, all other acts, deeds and assurances in law as may reasonably be required for the better accomplishing and effecting of the intentions and provisions of this Indenture.

3.3	To Carry On Business

That subject to the express provisions hereof the Company or any Subsidiary of the Company may cease to operate or may dispose of any business, premises, property, assets or operation if in the opinion of the directors or officers of the Company or any Subsidiary of the Company, as the case may be, it would be advisable and in the best interests of the Company or any Subsidiary of the Company, as the case may be, to do so, and, subject to the express provisions hereof, it shall use commercially reasonable efforts to preserve and keep in full force and effect its corporate existence, provided, however, that (subject to Article 4 hereof) nothing herein contained shall prevent any winding-up or liquidation of the Company or any Subsidiary of the Company or the abandonment of any rights and franchises of the Company or any Subsidiary of the Company or any corporate reorganization, amalgamation, consolidation, merger, sale, or take-over bid or other business combination from being completed by the Company or any Subsidiary of the Company in accordance with applicable corporate and securities laws and name of which are presently contemplated if, in the opinion of the directors or officers of the Company or any Subsidiary of the Company, as the case may be, it is advisable and in the best interest of the Company or of such Subsidiary of the Company to do so.

3.4	Reporting Issuer

That the Company is presently a reporting issuer in each of the provinces of Canada, other than Quebec, and will use its commercially reasonable efforts to maintain its status in such jurisdictions and will use its commercially reasonable efforts to make all requisite filings under applicable Canadian securities legislation and stock exchange rules to report the exercise of the right to acquire Common Shares pursuant to the exercise of the Special Warrants. The Company is a reporting company under the 1934 Act and will use its commercially reasonable efforts to make all requisite filings under the 1934 Act. The Company is a "foreign issuer" within the meaning of Regulation S under the 1933 Act but will cease to be a "foreign issuer" at the end of this fiscal year.

3.5	No Breach of Constating Documents

That the issue and sale of the Special Warrants and the issue of the Underlying Securities do not or will not conflict with any of the terms, conditions or provisions of the constating documents of the Company or the articles or resolutions of the Company or any trust indenture, loan agreement or any other agreement or instrument to which the Company or any Subsidiary of the Company is contractually bound as of the date of this Indenture.

3.6	Filing Prospectus and Related Matters

Following the Closing Date, the Company shall, in accordance with the terms of the Underwriting Agreement:

(a)

prepare and file the Preliminary Prospectus with the British Columbia Securities Commission (in its capacity as the principal regulator under National Policy 11- 202 – Process for Prospectus Reviews in Multiple Jurisdictions) and with the applicable Securities Commission in each of the Designated Provinces;

(b)	use its commercially reasonable efforts to obtain a receipt or deemed receipt, as applicable, for the Preliminary Prospectus in each of the applicable Designated Provinces;

(c)	promptly respond to all comments received or deficiencies raised by the applicable Securities Commissions in respect of the Preliminary Prospectus;

(d)	use its commercially reasonable efforts to file the Prospectus and obtain the Receipt therefor in each of the Designated Provinces before the Qualification Deadline; and

(e)

if the Receipt for the Prospectus has not been issued by the Qualification Deadline, continue to use its commercially reasonable efforts to obtain the Receipt for the Prospectus as soon as possible thereafter provided that the Company shall not be required to obtain the Receipt for the Prospectus after December 19, 2016, the date on which the Underlying Securities become freely tradeable in the Designated Provinces.

3.7	Notices to Special Warrant Agent

That upon obtaining the Receipt for the Prospectus as contemplated in Section 3.6, the Company shall forthwith, and in any event not later than the three Business Days thereafter:

(a)

give written notice to the Special Warrant Agent and the Underwriters of the issuance of the Receipt for the Prospectus and the date upon which the Special Warrants will be deemed to be exercised (the "Exercise Notice"); and

(b)	provide written confirmation to the Special Warrant Agent and the Underwriters of any adjustment that has been made pursuant to Article 4.

3.8	Securities Qualification Requirements

That, if any instrument is required to be filed with or any permission, order or ruling is required to be obtained from the Securities Commissions or any other step is required under any federal or provincial law of the Designated Provinces before any securities or property which a Special Warrantholder is entitled to receive pursuant to the exercise or deemed exercise of a Special Warrant may properly and legally be delivered upon the due exercise or deemed exercise of a Special Warrant, the Company covenants that it shall use its commercially reasonable efforts to make such filing, obtain such permission, order or ruling and take all such action, at its expense, as is required or appropriate in the circumstances.

3.9	Maintain Listing

That the Company will use its commercially reasonable efforts to both maintain the listing of the Common Shares which are outstanding on the Toronto Stock Exchange and the NYSE MKT and ensure that the Underlying Securities will be approved for listing and trading on such exchanges on the Qualification Date.

3.10	Satisfy Covenants

That the Company will comply with all covenants and satisfy all terms and conditions on its part to be performed and satisfied under this Indenture and advise the Special Warrant Agent promptly in writing of any default under the terms of this Indenture.

3.11	Performance of Covenants by Special Warrant Agent

If the Company shall fail to perform any of its covenants contained in this Indenture and the Company has not rectified such failure within ten (10) Business Days after receiving notice of such failure by the Special Warrant Agent, the Special Warrant Agent may notify the Special Warrantholders of such failure on the part of the Company or may itself perform any of the covenants capable of being performed by it, but shall be under no obligation to perform said covenants or to notify the Special Warrantholders of such performance by it. No such performance, expenditure or advance by the Special Warrant Agent shall relieve the Company of any default hereunder or of its continuing obligations under the covenants herein contained.

3.12	Special Warrant Agent's Remuneration and Expenses

The Company will pay the Special Warrant Agent from time to time such reasonable remuneration for its services hereunder as may be agreed upon between the Company and the Special Warrant Agent and will pay or reimburse the Special Warrant Agent upon its request for all reasonable expenses and disbursements and advances properly incurred or made by the Special Warrant Agent in the administration or execution of the trusts hereby created (including the reasonable compensation and disbursements of its legal counsel and all other advisers and assistants not regularly in its employ), both before any default hereunder and thereafter until all duties of the Special Warrant Agent hereunder shall be finally and fully performed, except any such expense, disbursement advance as may arise from the gross negligence, wilful misconduct or fraud of the Special Warrant Agent. Any amount owing hereunder and remaining unpaid after 30 days from the invoice date will bear interest at the then current rate charged by the Special Warrant Agent against unpaid invoices and shall be payable upon demand. This Section 3.12 shall survive the resignation of the Special Warrant Agent and/or the termination of this Indenture.

3.13	Trust for Special Warrantholder's Benefit

The covenants of the Company to the Special Warrant Agent provided for in this Indenture shall be held in trust by the Special Warrant Agent for the benefit of the Special Warrantholders.

3.14	Notice to Special Warrantholders of Certain Events

The Company covenants with the Special Warrant Agent for the benefit of the Special Warrant Agent and the Special Warrantholders that, so long as any of the Special Warrants are outstanding, it will not:

(a)

pay any dividend payable in shares of any class to all holders of its Common Shares or make any other distribution (other than a cash distribution made as a dividend out of retained earnings or contributed surplus legally available for the payment of dividends) to all holders of its Common Shares;

(b)	offer to all holders of its Common Shares rights to subscribe for or to purchase any Common Shares or shares of any class or any other securities, rights, warrants or options;

(c)	make any repayment of capital, distribution of evidences of indebtedness or, distribution of any of its assets (excluding cash dividends) to the holders of Common Shares;

(d)	amalgamate, consolidate or merge with any other person or sell or lease the whole or substantially the whole of its assets or undertaking;

(e)	effect any subdivision, consolidation or reclassification of its Common Shares; or

(f)	liquidate, dissolve or wind-up,

unless, in each such case, the Company will have given notice, in the manner specified in Section 9.2, to each Special Warrantholder, of the action proposed to be taken and the date on which (a) the books of the Company will close or a record will be taken for such dividend, repayment, distribution, subscription rights or other rights, warrants or securities, or (b) such subdivision, consolidation, reclassification, amalgamation, merger, sale or lease, dissolution, liquidation or winding-up will take place, as the case may be, provided that the Company will only be required to specify in the notice those particulars of the action as will have been fixed and determined at the date on which the notice is given. The notice will also specify the date as of which the holders of Common Shares of record will participate in the dividend, repayment, distribution, subscription of rights or other rights, warrants or securities, or will be entitled to exchange their Common Shares for securities or other property deliverable upon such reclassification, amalgamation, merger, sale or lease, other disposition, dissolution, liquidation or winding-up, as the case may be. The notice will be given, with respect to the actions described in Sections (a), (b), (c), (d), (e) and (f) above not less than two days prior to the record date or the date on which the Company's transfer books are to be closed with respect thereto.

3.15	Closure of Share Transfer Books

The Company further covenants and agrees that it will not during the period of any notice given under Section 9 close its share transfer books or take any other corporate action which might deprive the Special Warrantholders of the opportunity of exercising their Special Warrants; provided that nothing contained in this Section 3.15 will be deemed to affect the right of the Company to do or take part in any of the things referred to in Section 3.14 or to pay cash dividends on the shares of any class or clauses in its capital from time to time outstanding.

3.16	Payment of Commissions

The Company will not pay or give any commission or other remuneration within the meaning of Section 3(a)(9) of the 1933 Act to any person, directly or indirectly, for soliciting the exercise of the Special Warrants.

3.17	Contractual Right of Rescission

The Company covenants with the Special Warrant Agent to provide a right of rescission to each Special Warrantholder as hereinafter set forth, which right shall be exercisable by a Special Warrantholder directly.

The Company has agreed that in the event that a holder of Special Warrants who acquires Underlying Securities is or becomes entitled under applicable Securities Laws to the remedy of rescission by reason of the Prospectus and any amendment thereto containing a misrepresentation, such holder shall, subject to available defences and any limitation period under applicable Securities Laws, be entitled to rescission not only of the holder's exercise or deemed exercise of its Special Warrants but also of the private placement transaction pursuant to which the Special Warrants were initially acquired (being the Private Placement), and shall be entitled in connection with such rescission to a full refund from the Company of the aggregate purchase price paid on the acquisition of the Subscription Receipts that converted into the Special Warrants by the holder of the Special Warrants. In the event such holder is a permitted assignee of the interest of the original purchaser of the Subscription Receipts or the Special Warrants, such permitted assignee shall be permitted to exercise the rights of rescission and refund granted hereunder as if such permitted assignee was such original purchaser. The provisions of this Section are a direct contractual right extended by the Company to holders of Special Warrants, permitted assignees of such holders and holders of the Underlying Securities acquired by such holders upon exercise or deemed exercise of the Special Warrants and are in addition to any other right or remedy available to a holder of a Purchased Security under section 130(1) of the Securities Act (Ontario) or equivalent provisions of applicable Securities Laws, or otherwise at law. The foregoing contractual rights of action for rescission shall be subject to the defences described under section 130(1) of the Securities Act (Ontario) which is incorporated herein by reference and any other defence or defences available to the Company under applicable laws.

Should a holder of Special Warrants exercise any legal, statutory, contractual or other right of withdrawal or rescission that may be available to it, the Special Warrant Agent shall not be responsible for ensuring the exercise is cancelled and a refund is paid back to the holder. In such cases, the holder shall seek a refund directly from the Company and subsequently, the Company, upon surrender to the Company or the Special Warrant Agent of any Underlying Securities that may have been issued, or such other procedure as agreed to by the parties hereto, shall instruct the Special Warrant Agent in writing, to cancel the exercise transaction and to cause the cancellation of any such Underlying Securities on the appropriate registers, which may have already been issued upon the Special Warrant exercise. The Special Warrant Agent shall not be under any duty or obligation to take any steps to ensure or enforce that the funds are returned pursuant to this Section, nor shall the Special Warrant Agent be in any other way responsible in the event that any payment is not delivered or received pursuant to this Section. Notwithstanding the foregoing, in the event that the Company provides the refund to the Special Warrant Agent for distribution to the holder, the Special Warrant Agent shall return such funds to the holder as soon as reasonably practicable, and in so doing, the Special Warrant Agent shall incur no liability with respect to the delivery or non-delivery of any such funds.

4.	ADJUSTMENT OF NUMBER OF UNDERLYING SHARES

4.1	Adjustment of Number of Underlying Securities

The rights to acquire Underlying Securities in effect at any date attaching to the Special Warrants are subject to adjustment from time to time as follows:

(a)	if and whenever at any time from the date hereof and prior to the Deemed Exercise Time, the Company:

	(i)	subdivides, redivides or changes its outstanding Common Shares into a greater number of shares;

	(ii)	consolidates, reduces or combines its outstanding Common Shares into a smaller number of shares; or

(iii)

issues Common Shares or securities exchangeable for or convertible to Common Shares ("convertible securities") to the holders of all or substantially all of the outstanding Common Shares by way of a stock dividend (other than the issue of Common Shares or convertible securities to such holders as Dividends paid in the Ordinary Course);

(any of the above being a "Common Share Reorganization"), the number of Underlying Securities issuable upon the exercise of each Special Warrant is adjusted immediately after the effective date of the Common Share Reorganization or on the record date for the issue of Common Shares or convertible securities by way of stock dividend, by multiplying the number of Underlying Securities previously obtainable on the exercise of a Special Warrant by the fraction of which:

(i)

the numerator is the total number of Common Shares outstanding immediately after the effective or record date of the Common Share Reorganization, or, in the case of the issuance of exchangeable or convertible securities, the total number of Common Shares outstanding immediately after the effective or record date of the Common Share Reorganization plus the total number of Common Shares issuable upon conversion or exchange of such convertible securities; and

(ii)	the denominator is the total number of Common Shares outstanding immediately prior to the applicable effective or record date of such Common Share Reorganization;

and the Company and Special Warrant Agent, upon receipt of notice pursuant to Section 4.3, shall make such adjustment successively whenever any event referred to in this Section 4.1(a) occurs and any such issue of Common Shares or convertible securities by way of a stock dividend is deemed to have occurred on the record date for the stock dividend for the purpose of calculating the number of outstanding Common Shares under this Section 4.1(a) . To the extent that any convertible securities are not converted into or exchanged for Common Shares, prior to the expiration thereof, the number of Underlying Securities obtainable under each Special Warrant shall be readjusted to the number of Underlying Securities that is then obtainable based upon the number of Common Shares actually issued on conversion or exchange of such convertible securities;

(b)

if and whenever at any time from the date hereof and prior to the Deemed Exercise Time the Company shall fix a record date for the issue of rights, options or warrants to all or substantially all of the holders of Common Shares under which such holders are entitled, during a period expiring not more than 45 days after the record date for such issue ("Rights Period"), to subscribe for or acquire Common Shares at a price per share to the holder of less than 95% of the Current Market Price for the Common Shares on such record date (any such issuance being herein called a "Rights Offering" and Common Shares that may be acquired in conversion of the Rights Offering or upon conversion of the Convertible Securities offered by the Rights Offering being herein called the "Offered Securities") then the number of Underlying Securities obtainable upon the exercise of each Special Warrant shall be adjusted effective immediately after the end of the Rights Period to a number determined by multiplying the number of Underlying Securities obtainable upon the exercise thereof immediately prior to the end of the Rights Period by a fraction:

(i)

the numerator of which shall be the sum of: (A) the number of Common Shares outstanding on the record date, and (B) the number of Offered Securities offered pursuant to the Rights Offering or the maximum number of Offered Securities into which the rights, options or warrants so offered pursuant to the Rights Offering may be converted, as the case may be; and

	(ii)	the denominator of which shall be the aggregate of:

		(A)	the number of Common Shares outstanding as of the record date for the Rights Offering; and

(B)

a number determined by the formula X/Y, where X is equal to either the product of: (1) the number of Offered Securities so offered; and (2) the price at which those Common Shares are offered, or the product of: (3) the conversion price thereof; and (4) the maximum number of Offered Securities for or into which the rights, options or warrants so offered pursuant to the Rights Offering may be converted, as the case may be, and Y is equal to the Current Market Price of the Common Shares on the record date;

Any Offered Securities owned by or held for the account of the Company shall be deemed not to be outstanding for the purpose of any computation. If all the rights, options or warrants are not so issued or if all rights, options or warrants are not exercised prior to the expiration thereof, the number of Underlying Securities obtainable under each Special Warrant Exchange shall be readjusted to the number of Underlying Securities obtainable in effect immediately prior to the record date and such number shall be further adjusted based upon the number of Offered Securities (or rights, options or warrants into Common Shares) actually delivered upon the exercise of the rights, options or warrants, as the case may be, but subject to any other adjustment required hereunder by reason of any event arising after that record date;

(c)	if and whenever at any time from the date hereof and prior to the Deemed Exercise Time the Company shall issue or distribute to all or to substantially all of the holders of the Common Shares:

	(i)	shares of any class other than Common Shares, rights options or warrants to acquire Common Shares or securities exchangeable for or convertible into or exchangeable into Common Shares;

	(ii)	evidence of its indebtedness; or

	(iii)	any property (including cash) or other assets,

and if such issuance or distribution does not constitute Dividends paid in the Ordinary Course, a Common Share Reorganization or a Rights Offering (any of such non-excluded events being herein called a "Special Distribution"), the number of Underlying Securities obtainable upon the exercise of each Special Warrant shall be adjusted effective immediately after the record date at which the holders of affected Common Shares are determined for purposes of the Special Distribution to a number determined by multiplying the number of Underlying Securities obtainable upon the exercise thereof in effect on such record date by a fraction:

(iv)	the numerator of which shall be the number of Common Shares outstanding on such record date multiplied by the Current Market Price of the Common Shares on such record date; and

(v)	the denominator of which shall be:

	(A)	the product of the number of Common Shares outstanding on such record date and the Current Market Price of the Common Shares on such record date, less

(B)

the fair market value on such record date, as determined by action by the directors (whose determination shall be conclusive), to the holders of the Common Shares of such securities or property or other assets so issued or distributed in the Special Distribution;

Any Common Shares owned by or held for the account of the Company shall be deemed not to be outstanding for the purpose of any computation. If the distribution of shares, rights, options, warrants, evidences of indebtedness or assets is not so made or to the extent that any rights, options or warrants so distributed are not exercised, the number of Underlying Securities obtainable under each Special Warrant Exchange shall be readjusted to the number of Underlying Securities obtainable in effect immediately prior to the record date and such number shall be further adjusted based upon the number of shares, rights, options, warrants, evidences of indebtedness or assets actually distributed or based upon the number of Common Shares or convertible securities actually delivered upon the exercise of the rights, options or warrants, as the case may be, but subject to any other adjustment required hereunder by reason of any event arising after that record date;

(d)

if and whenever at any time from the date hereof and prior to the Deemed Exercise Time there is a reclassification of the Common Shares or a change in the Common Shares into other shares or securities, or a capital reorganization of the Company other than as described in Section 4.1(a) or the triggering of a shareholders' rights plan or a consolidation, amalgamation, arrangement or merger of the Company with or into any other body corporate, trust, partnership or other entity, or a transfer, sale or conveyance of the property and assets of the Company as an entirety or substantially as an entirety to any other body corporate, trust, partnership or other entity, any of such events being referred to as a "Capital Reorganization", every Special Warrantholder who has not exercised its right of acquisition, as at the effective date of such Capital Reorganization is entitled to receive upon exercise in accordance with the terms and conditions hereof and shall accept, in lieu of the number of Underlying Securities obtainable under the Special Warrants to which it was previously entitled, the kind and number of Underlying Securities or other securities or property of the Company that the Special Warrantholder would have been entitled to receive on such Capital Reorganization if, on the record date or the effective date thereof, as the case may be, the Special Warrantholder had been the registered holder of the number of Underlying Securities obtainable upon the exercise of Special Warrants then held, subject to adjustment thereafter in accordance with provisions of the same, as nearly as may be possible, as those contained in this Section 4.1. The Company shall not carry into effect any action requiring an adjustment pursuant to this Section 4.1(d) unless all necessary steps have been taken so that the Special Warrantholders are thereafter entitled to receive such kind and number of Underlying Securities, other securities or property. The Company will not enter into a Capital Reorganization unless its successor, or the purchasing body corporate, partnership, trust or other entity, as the case may be, prior to or contemporaneously with any such Capital Reorganization, enters into an indenture which provides, to the extent possible, for the application of the provisions set forth in this Indenture with respect to the rights and interests thereafter of the Special Warrantholders to the end that the provisions set forth in this Indenture are correspondingly made applicable, as nearly as may reasonably be, with respect to any shares, other securities or property to which a Special Warrantholder is entitled on the exercise of his acquisition rights thereafter. An indenture entered into by the Company pursuant to the provisions of this Section 4.1(d) is deemed a supplemental indenture entered into pursuant to the provisions of Article 7. An indenture entered into between the Company, any successor to the Company or any purchasing body corporate, partnership, trust or other entity and the Special Warrant Agent must provide for adjustments which are as nearly equivalent as may be practicable to the adjustments provided in this Section 4.1 and which apply to successive Capital Reorganizations;

(e)

where this Section 4.1 requires that an adjustment becomes effective immediately after a record date or effective date, as the case may be, for an event referred to herein, the Company may defer, until the occurrence of that event, issuing to the Special Warrantholder exercising his acquisition rights after the record date or effective date, as the case may be and before the occurrence of that event the adjusted number of Underlying Securities, other securities or property issuable upon the exercise or deemed exercise of the Special Warrants by reason of the adjustment required by that event. If the Company relies on this Section 4.1(e) to defer issuing an adjusted number of Underlying Securities, other securities or property to a Special Warrantholder, the Special Warrantholder has the right to receive any distributions made on the adjusted number of Underlying Securities, other securities or property declared in favour of holders of record on and after the date of exercise or such later date as the Special Warrantholder would but for the provisions of this Section 4.1(e), have become the holder of record of the adjusted number of Underlying Securities, other securities or property;

(f)

the adjustments provided for in this Section 4.1 are cumulative. After any adjustment pursuant to this Section 4.1, the term "Underlying Securities" where used in this Indenture is interpreted to mean securities of any class or classes which, as a result of such adjustment and all prior adjustments pursuant to this Section, the Special Warrantholder is entitled to receive upon the exercise of his Special Warrant, and the number of Underlying Securities obtainable in any exercise made pursuant to a Special Warrant is interpreted to mean the number of Underlying Securities or other property or securities a Special Warrantholder is entitled to receive, as a result of such adjustment and all prior adjustments pursuant to this Section 4.1, upon the full exercise of a Special Warrant;

(g)

notwithstanding anything in this Article 4, no adjustment shall be made in the acquisition rights attached to the Special Warrants if the issue of Common Shares is being made pursuant to any stock option, restricted share unit or stock purchase plan in force from time to time for directors, officers, employees or consultants of the Company;

(h)

in the event of a question arising with respect to the adjustments provided for in this Section 4.1, that question shall be conclusively determined by the Company's auditors who shall have access to all necessary records of the Company, and a determination by the Company's auditors is binding upon the Company, the Special Warrant Agent, all Special Warrantholders and all other persons interested therein; and

(i)

no adjustment in the number of Underlying Securities obtainable upon exercise of Special Warrants shall be made in respect of any event described in this Section 4.1, other than the events referred in clauses (i) and (ii) of Section (b) thereof, if the Special Warrantholders are entitled to participate in such event on the same terms, mutatis mutandis, as if the Special Warrantholders had exercised their Special Warrants prior to or on the effective date or record date of such event.

4.2	Proceedings Prior to any Action Requiring Adjustment

As a condition precedent to the taking of any action which requires an adjustment in any of the acquisition rights pursuant to the Special Warrants, including the number of Underlying Securities obtainable upon the exercise or deemed exercise thereof, the Company shall take any corporate action which may in its opinion be necessary in order that the Company or any successor to the Company has reserved, allotted and set aside for issuance Common Shares in its authorized capital and may validly and legally issue as fully paid and non-assessable all the Underlying Securities and may validly and legally deliver all other securities or property which the Special Warrantholders are entitled to receive on the full exercise of the Special Warrants in accordance with the provisions hereof.

4.3	Certificate of Adjustment

The Company shall from time to time immediately after the occurrence of any event which requires an adjustment as provided in Section 4.1, deliver a notice to the Special Warrantholders and the Special Warrant Agent specifying the nature of the event requiring the adjustment, the amount of the adjustment necessitated thereby, and setting forth in reasonable detail the method of calculation and the facts upon which the calculation is based.

4.4	No Action After Notice

The Company covenants with the Special Warrant Agent that it will not close its transfer books or take any other corporate action which might deprive the holder of a Special Warrant of the opportunity of exercising the Special Warrant during the period of 14 days after giving of the notice set forth in Section 4.3 hereof and 4.6 hereof.

4.5	Protection of Special Warrant Agent

The Special Warrant Agent:

(a)

is not at any time under any duty or responsibility to a Special Warrantholder to determine whether any facts exist which require any adjustment contemplated by Section 4.1, or with respect to the nature or extent of any such adjustment when made, or with respect to the method employed in making the same;

(b)

is not accountable with respect to the validity or value (or the kind or amount) of any shares or other securities or property which may at any time be issued or delivered upon the exercise of the rights attaching to any Special Warrant;

(c)

is not responsible for any failure of the Company to make any cash payment or to issue, transfer or deliver certificates for the Underlying Securities upon the surrender of any Special Warrants for the purpose of the exercise of such rights or to comply with any of the covenants contained in this Article 4; and

(d)

shall not incur any liability or responsibility whatsoever or be in any way responsible for the consequence of any breach on the part of the Company of any of the representations, warranties or covenants herein contained or of any acts of the agents or servants of the Company.

4.6	Notice of Special Matters

The Company covenants with the Special Warrant Agent that so long as any Special Warrants remain outstanding it will give seven days' prior written notice in the manner provided for in Article 9 to the Special Warrant Agent, each Special Warrantholder and to the Underwriters of any event which requires an adjustment to the subscription rights attaching to any of the Special Warrants pursuant to this Article 4. The Company covenants and agrees that such notice shall contain the particulars of such event in reasonable detail and, if determinable, the required adjustment in the manner provided for in Article 9. The Company further covenants and agrees that it shall promptly, as soon as the adjustment calculations are reasonably determinable, file a certificate of the Company with the Special Warrant Agent showing how such adjustment shall be computed.

5.	EXERCISE AND CANCELLATION OF SPECIAL WARRANTS

5.1	Notice of Deemed Exercise to Special Warrantholders

Upon receipt of notice from the Company in accordance with Section 3.7, the Special Warrant Agent shall give written notice, in the form to be provided by the Company to the Special Warrant Agent, to each holder of a Special Warrant (in the form to be provided by the Company to the Special Warrant Agent) concurrently with delivery of the certificates or other evidence of ownership representing the Underlying Securities in accordance with Section 5.3, which notice will include a statement that any Special Warrants not exercised prior to the Deemed Exercise Time will be deemed to be exercised pursuant to Section 5.3.

5.2	Voluntary Exercise of Special Warrants

(a)

Each Special Warrant may be exercised by the holder thereof at any time on or after the Release Date, but not after the Deemed Exercise Time, upon the terms and subject to the conditions set forth herein.

(b)

Subject to and upon compliance with the provisions of this Section 5.2, the holder of any Special Warrant Certificate may exercise the right therein provided for, prior to the Deemed Exercise Time, by surrendering the Special Warrant Certificate to the Special Warrant Agent at its principal transfer office in the City of Toronto or Vancouver or at such additional place or places as may be designated by the Company from time to time with the approval of the Special Warrant Agent during normal business hours on a Business Day at that place before the Deemed Exercise Date, together with the exercise form(s) in the form attached as Appendix 1 to the Special Warrant Certificate(s) in accordance with the instructions attached as Appendix 4 to the Special Warrant Certificate duly completed and executed by the holder for the number of Underlying Securities which the holder desires to acquire, and subject to compliance with such requirements as the Special Warrant Agent may reasonably impose to permit the tracking of such exercises from time to time. Surrender of a Special Warrant Certificate with the exercise form(s) duly completed will be deemed to have been effected, and Special Warrants shall be deemed to have been exercised, only on personal delivery thereof to, or if sent by mail or other means of transmission on actual receipt thereof by, the Special Warrant Agent at one of the offices specified in this subsection 5.2(b) .

(c)

Voluntary exercise, at a time when the Company has not received the Receipt for the Prospectus or the Company has received the Receipt but the Prospectus has not been delivered to the Special Warrantholder, is subject to compliance with and may be restricted by the securities laws of the Designated Provinces and the United States and applicable states thereof and is further subject to the Special Warrantholders providing such assurances and executing such documents as may, in the reasonable opinion of the Company or the Special Warrant Agent, be required to ensure compliance with applicable securities legislation. If, at the time of the voluntary exercise of the Special Warrants pursuant to this Section, there remain restrictions on resale under applicable securities legislation on the Common Shares so acquired, the Company, may, if required on the advice of counsel, endorse the certificates or ownership statements representing the Common Shares with respect to those restrictions.

(d)

Every exercise form delivered prior to the Deemed Exercise Date shall be signed by the holder of a Special Warrant Certificate who desires to exercise in whole or in part the right of acquisition therein provided for; shall specify the number of Underlying Securities that such holder wishes to acquire (being not more than the holder is entitled to acquire under the applicable Special Warrant Certificate), the person or persons in whose name or names the Underlying Securities which such holder desires to acquire are to be issued and his or their address or addresses and the number of Underlying Securities to be issued to each such person, and if more than one is so specified, the form shall have one of the boxes in the exercise form checked; and shall be substantially in the form set out in the Special Warrant Certificate.

(e)

Subject to and upon compliance with the terms of this Section 5.2, a beneficial holder of Uncertificated Warrants evidenced by a security entitlement in respect of Special Warrants in the book based registration system, other than Special Warrants bearing the legend set forth in Section 5.9(a) and/or (b) hereof, may exercise the right of acquisition by causing a Book Based Participant to deliver to the Depository on behalf of the entitlement holder, notice of the owner's intention to exercise the Special Warrants in a manner acceptable to the Depository. Forthwith upon receipt by the Depository of such notice, the Depository shall deliver to the Special Warrant Agent a Transaction Instruction confirming its intention to exercise Special Warrants in a manner acceptable to the Special Warrant Agent, including by electronic means through the book based registration system and, notwithstanding section 5.2(b), shall electronically confirm only that the beneficial holder, at the time of exercise of such Unrestricted Special Warrants, shall constitute a representation to both the Company and the Special Warrant Agent that the beneficial owner at the time of exercise of such Special Warrants (i) is not in the United States; (ii) is not exercising the Special Warrants on behalf of or for the account or benefit of a person in the United States; and (iii) did not execute or deliver the subscription form in the United States. If the Book Based Participant cannot make these representations, warranties and certifications, the Special Warrants must be withdrawn from the Unrestricted Special Warrant Certificates and transferred to the Restricted Special Warrant Certificates or an individually registered Special Warrant certificate shall be issued to such beneficial holder or Book Based Participant. and the exercise procedure set forth in section 5.2(b) shall be followed.

(f)

A notice in form acceptable to the Book Based Participant from such beneficial holder should be provided to the Book Based Participant sufficiently in advance so as to permit the Book Based Participant to deliver notice to the Depository and for the Depository in turn to deliver notice to the Special Warrant Agent prior to the Deemed Exercise Date. The Depository will initiate the exercise by way of the Transaction Instruction and the Special Warrant Agent will execute the exercise by issuing to the Depository through the book based registration system the Underlying Securities to which the exercising Special Warrantholder is entitled pursuant to the exercise. Any expense associated with the exercise process will be for the account of the entitlement holder exercising the Special Warrants and/or the Book Based Participant exercising the Special Warrants on its behalf.

(g)

By causing a Book Based Participant to deliver notice to the Depository, a Special Warrantholder shall be deemed to have irrevocably surrendered his or her Special Warrants so exercised and appointed such Book Based Participant to act as his or her exclusive settlement agent with respect to the exercise and the receipt of Underlying Securities in connection with the obligations arising from such exercise.

(h)

Any notice which the Depository determines to be incomplete, not in proper form, or not duly-executed shall for all purposes be void and of no effect and the exercise to which it relates shall be considered for all purposes not to have been exercised thereby. A failure by a Book Based Participant to exercise or to give effect to the settlement thereof in accordance with the Special Warrantholder's instructions will not give rise to any obligations or liability on the part of the Company or Special Warrant Agent to the Book Based Participant or the Special Warrantholder.

(i)

Any exercise form or other Transaction Instruction referred to in this Section 5.2 shall be signed by the registered Special Warrantholder, or its executors or administrators or other legal representatives or an attorney of the registered Special Warrantholder, duly appointed by an instrument in writing satisfactory to the Special Warrant Agent but such exercise form need not be executed by the Depository.

(j)

Any exercise referred to in this Section 5.2 shall require that the original exercise form or other Transaction Instruction executed by the registered Special Warrantholder or the Depository must be received by the Special Warrant Agent prior to the Deemed Exercise Date, as applicable.

(k)

If the form of exercise notice set forth in the Special Warrant Certificate shall have been amended, the Company shall cause the amended exercise notice to be forwarded to all registered Special Warrantholders.

(l)

Exercise notices and Transaction Instructions must be delivered to the Special Warrant Agent at any time during the Special Warrant Agent's actual business hours on any Business Day prior to the Deemed Exercise Date. Any exercise notice or Transaction Instruction received by the Special Warrant Agent after business hours on any Business Day other than the Deemed Exercise Date will be deemed to have been received by the Special Warrant Agent on the next following Business Day.

(m)

Any Special Warrant with respect to which a Transaction Instruction is not received by the Special Warrant Agent before the Deemed Exercise Time on the Deemed Exercise Date shall be deemed to have expired and become void and all rights with respect to such Special Warrants shall terminate and be cancelled except for the right to receive an Underlying Security in accordance with Section 5.3 of this Agreement.

(n)

Within three Business Days after the date of exercise of a Special Warrant, the Special Warrant Agent shall cause to be delivered or mailed to the person or persons in whose name or names the Special Warrant is registered or to such address as the Company or Special Warrantholder may specify in writing to the Special Warrant Agent prior to the exercise of a Special Warrant or, if so specified in writing by the holder, cause to be delivered to such person or persons a certificate or certificates for the appropriate number of Common Shares subscribed for, or any other appropriate evidence of the issuance of Common Shares to such person or persons in respect of Common Shares issued under the book based registration system.

(o)

If any Underlying Securities subscribed for are to be issued to a person or persons other than the Special Warrantholder, the Special Warrantholder must pay to the Company or to the Special Warrant Agent on his behalf an amount equal to all applicable transfer taxes or other government charges, and the Company will not be required to issue or deliver any certificates evidencing any Underlying Securities unless or until that amount has been so paid or the Special Warrantholder has established to the satisfaction of the Company that the taxes and charges have been paid or that no taxes or charges are owing.

(p)

Voluntary exercise, at a time when the Company has not received the Receipt for the Prospectus or the Company has received the Receipt but the Prospectus has not been delivered to the Special Warrantholder, is subject to compliance with and may be restricted by the securities laws of the Designated Provinces and the United States and is further subject to the Special Warrantholders providing such assurances and executing such documents as may, in the reasonable opinion of the Company or the Special Warrant Agent, be required to ensure compliance with applicable securities legislation. If, at the time of the voluntary exercise of the Special Warrants pursuant to this Section 5.2, there remain restrictions on resale under applicable securities legislation on the Underlying Securities so acquired, the Company may, if required on the advice of counsel, endorse the certificates or ownership statements representing the Underlying Securities or make such other notation with respect to those restrictions.

The exercise form attached to the Special Warrant Certificate shall not be deemed to be duly completed if the name and mailing address of the holder do not appear legibly on such exercise form and such exercise form is not signed by the Special Warrantholder, his executor, administrator or other legal representative of such holder's attorney duly appointed.

5.3	Deemed Exercise of Special Warrants

All Special Warrants not exercised by the Special Warrantholders pursuant to Section 5.2 prior to the Deemed Exercise Time will be deemed to have been exercised immediately prior to the Deemed Exercise Time and surrendered by the Special Warrantholders without any further action on the part of the Special Warrantholders. In that event, the Special Warrant Agent shall, (i) in respect of the CDS Global Warrant, immediately deliver in uncertificated form to the Depository through the book based registration system, the Underlying Securities issued upon deemed exercise of the Special Warrants; and (ii) in respect of the Special Warrant Certificates, mail within three Business Days, one or more certificates representing the Underlying Securities issued upon deemed exercise of the Special Warrants, registered in the name of the Special Warrantholders, to the addresses of the Special Warrantholders as specified in the register for the Special Warrants or to such address as the Company or Special Warrantholder may specify in writing to the Special Warrant Agent prior to the Deemed Exercise Time.

5.4	Effect of Exercise of Special Warrants

(a)

Subject to subsection (b), on exercise or deemed exercise of a Special Warrant, the Company shall cause to be issued to (i) in respect of Special Warrants that are not CDS Global Warrants, the person or persons in whose name or names the Underlying Securities so subscribed for are to be issued as specified in the exercise form, in the case of voluntary exercise, or on the register for the Special Warrants, in the case of deemed exercise or (ii) in respect of CDS Global Warrants, the Depository, the number of Underlying Securities to be issued to such person or persons and such person or persons shall become a shareholder or shareholders of the Company in respect of the Underlying Securities with effect from the date on which the Special Warrant is exercised and shall be entitled to delivery of certificates evidencing the Underlying Securities, and the Company shall cause the certificates, or in the case of Underlying Securities issued under the book based registration system, any other appropriate evidence of the issuance of Underlying Securities to be mailed by insured mail or delivered as specified to such person or persons (or, if applicable, the trustee under the registered retirement savings plan which holds the Underlying Securities) at the address or addresses specified in the exercise form or the register for the Special Warrants, as the case may be, within three Business Days of the date on which the Special Warrant is exercised or deemed to be exercised.

(b)

Notwithstanding any provision herein contained to the contrary, the Company shall not be required to deliver certificates for Underlying Securities in any period while the share transfer registers of the Company are closed and, in the event of the exercise of any Special Warrant during any such period, the Underlying Securities subscribed for shall be issued and such person shall be deemed to have become the holder of record of such Underlying Securities on the date on which such share transfer registered are reopened.

(c)

Upon any exercise or deemed exercise of the Special Warrants and issuance of Underlying Securities, the registered holder of the Underlying Securities so issued is deemed to have received the notice provided in Schedule "B" hereof.

(d)

Upon exercise or deemed exercise of a Restricted Special Warrant Certificate issued under the Regulation D Restricted CUSIP 498696228 / ISIN US4986962284, the Underlying Securities shall be issued under Regulation D Restricted CUSIP 498696848 / ISIN US4986968489.

5.5	Partial Exercise

Any Special Warrantholder may acquire a number of Underlying Securities less than the number of Underlying Securities which the holder is entitled to acquire pursuant to the surrendered Special Warrant Certificate(s). In the event of any exercise of a number of Special Warrants less than the number which the holder is entitled to exercise pursuant to the surrendered Special Warrant Certificates, the Special Warrantholder upon such exercise shall, in addition to the number of Underlying Securities acquired pursuant to the Special Warrants exercised, be entitled to receive, without charge therefor, a new Special Warrant Certificate(s) in respect of the balance of the Special Warrants represented by the surrendered Special Warrant Certificate(s) and which were not then exercised.

5.6	Special Warrants Void After Exercise Time

After the exercise or deemed exercise of a Special Warrant as provided in this Section, the holder of a Special Warrant Certificate representing the Special Warrant so exercised no longer has any rights either under this Indenture or the Special Warrant Certificate, other than the right to receive certificates or other evidence of ownership as provided herein representing the Underlying Securities and the Special Warrant is void and of no value or effect.

5.7	Fractions of Underlying Securities

(a)

Where a Special Warrantholder is entitled to receive, as a result of the adjustments provided for in Section 4.1 or otherwise, on the exercise or partial exercise of its Special Warrants, a fraction of an Underlying Security, such right may only be exercised in respect of such fraction in combination with another Special Warrant or other Special Warrants which in the aggregate entitle the Special Warrantholder to receive a whole number of Underlying Securities.

(b)

If a Special Warrantholder is not able to, or elects not to, combine Special Warrants so as to be entitled to acquire a whole number of Underlying Securities, the Special Warrantholder may not exercise the right to acquire a fractional Underlying Security, and, as a result, has the right to acquire only that number of Underlying Securities equal to the next lowest whole number of Underlying Securities and no cash will be paid in lieu of any fractional Underlying Securities.

5.8	Accounting and Recording

The Special Warrant Agent shall promptly notify the Company with respect to Special Warrants exercised. The Special Warrant Agent shall record the particulars of the Special Warrants exercised which include the name or names and addresses of the persons who become holders of Underlying Securities on exercise pursuant to this Article 5 and the number of Underlying Securities issued. Within three Business Days of the exercise of each Special Warrant pursuant to Section 5.2, the Special Warrant Agent shall provide those particulars in writing to the Company.

5.9	Legending of Special Warrants and Underlying Securities

(a)

The Special Warrants and Underlying Securities have not been, and will not be, registered under the 1933 Act or applicable securities laws of any state of the United States. The certificates or the ownership statements representing Special Warrants and Common Shares originally issued to or for the account or benefit of a person in the United States, and the Special Warrants and Common Shares issued in exchange therefor or in substitution thereof, shall bear the following additional legend (the "U.S. Legend") until such time as the U.S. Legend is no longer required under applicable requirements of the 1933 Act or applicable state securities laws:

THE SECURITIES REPRESENTED HEREBY [AND THE SECURITIES ISSUED UPON DEEMED EXERCISE HEREOF] HAVE NOT BEEN REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), OR UNDER ANY STATE SECURITIES LAWS. THE HOLDER HEREOF, BY PURCHASING SUCH SECURITIES, AGREES FOR THE BENEFIT OF KLONDEX MINES LTD. (THE "COMPANY") THAT SUCH SECURITIES MAY BE OFFERED, SOLD, PLEDGED OR OTHERWISE TRANSFERRED ONLY (A) TO THE COMPANY, (B) OUTSIDE THE UNITED STATES, IN ACCORDANCE WITH RULE 904 OF REGULATION S UNDER THE SECURITIES ACT AND IN COMPLIANCE WITH APPLICABLE LOCAL LAWS AND REGULATIONS, (C) PURSUANT TO THE EXEMPTION FROM REGISTRATION UNDER THE SECURITIES ACT PROVIDED BY RULE 144 UNDER THE SECURITIES ACT, IF AVAILABLE, AND IN COMPLIANCE WITH APPLICABLE STATE SECURITIES LAWS, (D) IN ANOTHER TRANSACTION THAT DOES NOT REQUIRE REGISTRATION UNDER THE SECURITIES ACT OR ANY APPLICABLE STATE SECURITIES LAWS, OR (E) PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT UNDER THE SECURITIES ACT, PROVIDED THAT IN THE CASE OF TRANSFERS PURSUANT TO (C) OR (D) ABOVE, A LEGAL OPINION IN FORM AND SUBSTANCE REASONABLY SATISFACTORY TO THE COMPANY MUST FIRST BE PROVIDED TO THE COMPANY'S TRANSFER AGENT.

DELIVERY OF THIS CERTIFICATE MAY NOT CONSTITUTE "GOOD DELIVERY" IN SETTLEMENT OF TRANSACTIONS ON STOCK EXCHANGES IN CANADA.,

provided that if the Special Warrants or Underlying Securities are being sold in compliance with the requirements of Rule 904 of Regulation S under the 1933 Act, the above legend may be removed by providing a declaration to the transfer agent for the Underlying Securities or the Special Warrant Agent in the form attached hereto as Schedule C (or as the Company's transfer agent or warrant agent may prescribe from time to time), together with any other evidence which may, without limitation, include an opinion of counsel of recognized standing satisfactory to the Company, be required by the transfer agent for the Underlying Securities or the Special Warrant Agent to be delivered, to the effect that such U.S. legend is no longer required under applicable requirements of the 1933 Act, and the Company will use commercially reasonable efforts to cause the transfer agent for the Common Shares to deliver a certificate or ownership statement without the above legend to or for the account of the holder within three business days of the receipt of the declaration and other necessary documents;

provided, further, that if any Special Warrants or Underlying Securities are being sold pursuant to Rule 144 under the 1933 Act, if available, the above legend may be removed by delivery to the Company of an opinion of counsel, of recognized standing reasonably satisfactory to the Company, to the effect that such legend is no longer required under applicable requirements of the 1933 Act or state securities laws;

(b)

All Special Warrants and all securities issued in exchange therefor or in substitution thereof prior to the earlier of the Qualification Date and the date which is four months and one day following the Closing Date (and all certificates issued in exchange therefor or in substitution thereof, as applicable) will have the following legends endorsed thereon:

"UNLESS PERMITTED UNDER SECURITIES LEGISLATION, THE HOLDER OF THIS SECURITY SHALL NOT TRADE THE SECURITY BEFORE DECEMBER 19, 2016."

(c)

The Underlying Securities (and all securities issued in exchange therefor or in substitution thereof, as applicable), if issued before the earlier of the Qualification Date and the date which is four months and one day following the Closing Date, shall bear the following legend:

"THE SECURITIES REPRESENTED BY THIS CERTIFICATE ARE LISTED ON THE TORONTO STOCK EXCHANGE ("TSX"); HOWEVER, THE SAID SECURITIES CANNOT BE TRADED THROUGH THE FACILITIES OF THE TSX SINCE THEY ARE NOT FREELY TRANSFERABLE, AND CONSEQUENTLY ANY CERTIFICATE REPRESENTING SUCH SECURITIES IS NOT "GOOD DELIVERY" IN SETTLEMENT OF TRANSACTIONS ON THE TSX."

"UNLESS PERMITTED UNDER SECURITIES LEGISLATION, THE HOLDER OF THIS SECURITY SHALL NOT TRADE THE SECURITY BEFORE DECEMBER 19, 2016."

provided that if, at any time, in the opinion of the Company's counsel, such legends are no longer necessary or advisable under any applicable securities laws, or the holder of any such legended certificate, at the holder's expense, provides the Company with evidence satisfactory in form and substance to the Company (which may include an opinion of counsel satisfactory to the Company) to the effect that such legends are not required, such legended security may thereafter be surrendered to the Company in exchange for a security which does not bear such legend.

5.10	Securities Restrictions

Notwithstanding anything herein contained, in the event that the Special Warrants are exercised pursuant to and in accordance with the provisions of Section 5.2 prior to the issuance of a Receipt for the Prospectus, the certificates representing the Underlying Securities thereby issued will bear such legends as may, in the opinion of counsel to the Company, acting reasonably, be necessary in order to avoid a violation of any applicable securities laws or to comply with the requirements of any stock exchange on which the Common Shares are listed, provided that if, at any time, in the opinion of counsel to the Company, such legends are no longer necessary in order to avoid violation of such laws, or the holder of any such legended certificates representing the Underlying Securities at the holder's expense, provides the Company and the registrar and transfer agent of the Common Shares with evidence satisfactory in form and substance to the Company and the registrar and transfer agent of the Common Shares (which may include an opinion of counsel satisfactory to the Company and the registrar and transfer agent of the Common Shares) to the effect that such holder is entitled to sell or otherwise transfer such Underlying Securities in a transaction in which such legends are not required, such legended certificates representing Underlying Securities may thereafter be surrendered to the Special Warrant Agent in exchange for certificates which do not bear such legend.

6.	MEETINGS OF SPECIAL WARRANTHOLDERS

6.1	Definitions

In this Article 6 or otherwise in this Indenture:

(a)	"Adjourned Meeting" means a meeting adjourned in accordance with Section 6.8;

(b)

"Extraordinary Resolution" means a resolution proposed to be passed as an extraordinary resolution at a Meeting duly convened for that purpose and held in accordance with the provisions of this Article 6, and carried by not less than 66 2/3% of the votes cast on such resolution; and

(c)	"Meeting" means a meeting of the Special Warrantholders in respect of any resolution including an Extraordinary Resolution.

6.2	Convening Meetings

The Special Warrant Agent or the Company may convene a Meeting at any time at the expense of the Company. Upon receipt of a written requisition signed in one or more counterparts by Special Warrantholders holding not less than 25% of the aggregate number of the then outstanding Special Warrants, the Special Warrant Agent or the Company shall convene a Meeting, provided that, in the case of the Special Warrant Agent, it has been indemnified and funded to its reasonable satisfaction by the Company or the Special Warrantholders for the costs of convening and holding a Meeting. If the Special Warrant Agent or the Company fails to convene the Meeting within 15 Business Days after being duly requisitioned to do so and indemnified and funded as aforesaid, the Special Warrantholders holding not less than 25% of the aggregate number of the then outstanding Special Warrants may themselves convene a Meeting, the notice for which must be signed by a person that those Special Warrantholders specify, provided that the Special Warrant Agent and Company receive notice of the Meeting in accordance with Section 6.4. A written requisition must state, generally, the reason for the Meeting and business to be transacted at the Meeting.

6.3	Place of Meeting

Every Meeting must be held in Toronto, Ontario or at such other place that the Special Warrant Agent and Company approve, at a location specified by the Company.

6.4	Notice

The Special Warrant Agent or the Company, as the case may be, shall give written notice of each Meeting to each Special Warrantholder, the Special Warrant Agent (unless the Meeting has been called by the Special Warrant Agent) and the Company (unless the Meeting has been called by the Company) in the manner specified in Article 9 at least 10 days before the date of the Meeting. The Special Warrant Agent shall give written notice of each Adjourned Meeting to each Special Warrantholder in the manner specified in Article 9 at least 7 days before the date of the Adjourned Meeting. The notice for a Meeting must state the time and place of the Meeting and, generally, the reason for the Meeting and the business to be transacted at the Meeting, together with such additional information as may be required to sufficiently inform the Special Warrantholders regarding the business to be transacted at the Meeting. The notice for an Adjourned Meeting must state the time and place of the Adjourned Meeting but need not specify the business to be transacted at an Adjourned Meeting. The accidental omission by the Special Warrant Agent or the Company, as the case may be, to give notice of a Meeting or the Adjourned Meeting to a Special Warrantholder does not invalidate a resolution passed at a Meeting or Adjourned Meeting.

6.5	Persons Entitled to Attend

The Company may and the Special Warrant Agent shall, each by its authorized representatives, attend every Meeting and Adjourned Meeting but neither the Company nor the Special Warrant Agent has the right to vote unless they are acting in their capacity as a Special Warrantholder or a proxy for a Special Warrantholder. The legal advisors of the Company, the Special Warrant Agent, and any Special Warrantholders, respectively, may also attend a Meeting or Adjourned Meeting but do not have the right to vote unless they are acting in their capacity as a Special Warrantholder or a proxy for a Special Warrantholder.

6.6	Quorum

Subject to the provisions of Section 6.18, a quorum for a Meeting shall consist of two or more persons present in person or representing by proxy, and owning not less than 10% of the aggregate number of the then outstanding Special Warrants.

6.7	Chairman

The Special Warrant Agent shall nominate a natural person as the chairman of a Meeting or Adjourned Meeting. If the person so nominated is not present within 15 minutes after the time set for holding the Meeting or Adjourned Meeting, the Special Warrantholders present in person or represented by proxy shall choose one of their number to be chairman. The chairman may vote any Special Warrants for which he or she is the registered holder.

6.8	Power to Adjourn

The chairman of any Meeting at which a quorum of the Special Warrantholders is present may, with the consent of the Meeting, adjourn any such Meeting. Notice of such adjournment will be given in accordance with Section 6.4 with such other requirements, if any, as the Meeting may prescribe.

6.9	Adjourned Meeting

If a quorum of the Special Warrantholders shall not be present within thirty (30) minutes from the time fixed for holding any Meeting, the Meeting, if summoned by the Special Warrantholders or on a Special Warrantholders' Request, shall be dissolved; but in any other case the meeting shall be adjourned to the same day in the next week (unless such day is not a Business Day, in which case it shall be adjourned to the next following Business Day) at a place determined in accordance with Section 6.3, and at a time specified by the chairman and no notice of the adjournment need be given. Any business may be brought before or dealt with at an Adjourned Meeting which might have been dealt with at the original Meeting in accordance with the notice calling the same. No business shall be transacted at any Meeting unless a quorum is present at the commencement of the Meeting. At the Adjourned Meeting the Special Warrantholders present in person or represented by proxy shall form a quorum and may transact the business for which the Meeting was originally convened, notwithstanding that they may not hold at least 25% of the aggregate number of the then outstanding Special Warrants.

6.10	Show of Hands

Subject to a poll and except as otherwise required herein, every question submitted to a Meeting or Adjourned Meeting, except an Extraordinary Resolution, shall be decided, in the first instance, by the majority of votes in a show of hands. If the vote is tied, the chairman does not have a casting vote and the motion will not be carried. On a show of hands, each Special Warrantholder present in person or represented by proxy and entitled to vote is entitled to one vote for every Special Warrant then outstanding of which such Special Warrantholder is the registered owner.

6.11	Poll

When requested by a Special Warrantholder acting in person or by the proxy representing the Special Warrantholder and holding in the aggregate at least 5% of the aggregate number of the then outstanding Special Warrants, and on every Extraordinary Resolution, the chairman of a Meeting or Adjourned Meeting shall request a poll on a question submitted to the Meeting. Except as otherwise required herein, if a question has been put to a poll, that question shall be decided by the affirmative vote of not less than a majority of the votes given on the poll. If the vote is tied, the motion shall not be carried. On a poll, each Special Warrantholder or person representing a Special Warrantholder by proxy shall be entitled to one vote for every Special Warrant of which he is the registered holder or of which the person being represented by proxy is the registered holder, as the case may be. A declaration made by the chairman that a resolution has been carried or lost is conclusive evidence thereof. In the case of joint registered Special Warrantholders, any one of them present in person or represented by proxy may vote in the absence of the other or others but when more than one of them is present in person or by proxy, they may only vote together in respect of the Special Warrants of which they are joint registered holders.

6.12	Regulations

Subject to the provisions of this Indenture, the Special Warrant Agent, or the Company with the approval of the Special Warrant Agent, may from time to time make and, thereafter, vary regulations not contrary to the provisions of this Indenture as it deems fit providing for and governing the following:

(a)	setting a record date for a Meeting for determining Special Warrantholders entitled to receive notice of and vote at a Meeting;

(b)	voting by proxy, the manner in which a proxy instrument must be executed, and the production of the authority of any person signing an instrument of a proxy on behalf of a Special Warrantholder;

(c)	lodging and the means of forwarding the instruments appointing proxies, and the time before a Meeting or Adjourned Meeting by which an instrument appointing a proxy must be deposited;

(d)	the form of the instrument of proxy; and

(e)	any other matter relating to the conduct of a Meeting.

A regulation so made is binding and effective and votes given in accordance with such a regulation are valid. The Special Warrant Agent may permit Special Warrantholders to make proof of ownership in the manner the Special Warrant Agent approves.

6.13	Powers of Special Warrantholders

By Extraordinary Resolution passed pursuant to this Article 6, the Special Warrantholders may:

(a)

agree to any modification, abrogation, alteration, compromise, or arrangement of the rights of the Special Warrantholders whether arising under this Indenture, or otherwise at law, including the rights of the Special Warrant Agent in its capacity as trustee hereunder or on behalf of the Special Warrantholders against the Company, which has been agreed to by the Company;

(b)

direct and authorize the Special Warrant Agent to exercise any discretion, power, right, remedy or authority given to it by or under this Indenture in the manner specified in such resolution or to refrain from exercising any such discretion, power, right, remedy, or authority;

(c)

assent to any change in or omission from the provisions contained in this Indenture or the Special Warrant Certificates or any ancillary or supplemental instrument which is agreed to by the Company, and to authorize the Special Warrant Agent to concur in and execute any ancillary or supplemental indenture embodying the change or omission;

(d)	without limiting the generality of Sections 6.13(a) and (c), assent to an extension of time thereunder;

(e)	with the consent of the Company, remove the Special Warrant Agent or its successor in office and to appoint a new registrar and trustee to take the place of the Special Warrant Agent so removed;

(f)

upon the Special Warrant Agent being furnished with funding and an indemnity that is, in its discretion, sufficient, require the Special Warrant Agent to enforce any covenant of the Company contained in this Indenture or the Special Warrant Certificates, or to enforce any right of the Special Warrantholders in any manner specified in such Extraordinary Resolution, or to refrain from enforcing any such covenant or right;

(g)

restrain any Special Warrantholder from instituting or continuing any suit or proceeding against the Company for the enforcement of a covenant on the part of the Company contained in this Indenture or any of the rights conferred upon the Special Warrantholders as set out in this Indenture or the Special Warrant Certificates;

(h)

direct a Special Warrantholder who, as such, has brought a suit, action or proceeding to stay or discontinue or otherwise deal with the same upon payment of the costs, charges, and expenses reasonably and properly incurred by such Special Warrantholder in connection therewith;

(i)

subject to subsection 11.4 of this Indenture, waive and direct the Special Warrant Agent to waive a default by the Company in complying with any of the provisions of this Indenture or the Special Warrant Certificate either unconditionally or upon any conditions specified in such Extraordinary Resolution;

(j)

assent to a compromise or arrangement with a creditor or creditors or a class or classes of creditors, whether secured or otherwise, and with holders of any shares or other securities of the Company; or

(k)	amend, alter, or repeal any Extraordinary Resolution previously passed pursuant to this Section 6.13.

6.14	Powers Cumulative

Any one or more of the powers or any combination of the powers in this Indenture stated to be exercised by the Special Warrantholders by Extraordinary Resolution or otherwise may be exercised from time to time and the exercise of any one or more of such powers or any combination of powers from time to time shall not be deemed to exhaust the right of the Special Warrantholder to exercise such power or combination of powers then or thereafter from time to time.

6.15	Minutes of Meetings

The Special Warrant Agent shall make and maintain minutes and records of all resolutions and proceedings at a Meeting or Adjourned Meeting at the expense of the Company and shall make available those minutes and records at the office of the Special Warrant Agent for inspection by a Special Warrantholder or his authorized representative and the Underwriters at reasonable times. If signed by the chairman of the Meeting or by the chairman of the next succeeding Meeting, such minutes shall be prima facie evidence of the matters therein stated and, until the contrary is proved, every such Meeting in respect of which minutes shall have been made shall be deemed to have been duly convened and held, and all the resolutions passed thereat or proceedings taken shall be deemed to have been duly passed or taken.

6.16	Written Resolutions

Notwithstanding the foregoing, a written resolution or instrument signed in one or more counterparts by the Special Warrantholders holding not less than a majority of the Special Warrants outstanding in the case of an ordinary resolution, or not less than 66⅔% of the Special Warrants outstanding in the case of an Extraordinary Resolution, is deemed to be the same as, and to have the same force and effect as, an ordinary resolution or Extraordinary Resolution, as the case may be, duly passed at a Meeting or Adjourned Meeting.

6.17	Binding Effect

A resolution of the Special Warrantholders passed pursuant to this Article 6 is binding upon all Special Warrantholders. Upon the passing of a Special Warrantholders' resolution at a meeting of the Special Warrantholders, or upon the signing of a written resolution or instrument pursuant to Section 6.16 and delivery by the Company to the Special Warrant Agent of an original, certified or notarial copy, or copies, of such resolution as executed or passed by the Special Warrantholders, the Special Warrant Agent is entitled to and shall give effect thereto.

6.18	Holdings by the Company or Subsidiaries of the Company Disregarded

In determining whether Special Warrantholders are present at a Meeting for the purpose of determining a quorum or have concurred in any consent, waiver, resolution, Extraordinary Resolution or other action under this Indenture, Special Warrants owned legally or beneficially by the Company or any Subsidiary of the Company shall be disregarded.

7.	SUPPLEMENTAL INDENTURES, MERGER, SUCCESSORS

7.1	Provision for Supplemental Indentures for Certain Purposes

From time to time the Company shall, when authorized by the directors of the Company, and the Special Warrant Agent may, subject to the provisions of this Indenture, execute and deliver by their proper officers, deeds, indentures or instruments supplemental hereto, which thereafter form part hereof for any one or more or all of the following purposes:

(a)

adding to the provisions hereof such additional covenants, enforcement provisions, and release provisions (if any) as in the opinion of counsel acceptable to the Company and the Special Warrant Agent are necessary or advisable, provided the same are not, in the opinion of counsel to the Special Warrant Agent prejudicial to the interests of the Special Warrantholders;

(b)	adding to the covenants of the Company in this Indenture for the protection of the Special Warrantholders;

(c)

evidencing any succession (or successive successions) of other companies to the Company and the covenants of, and obligations assumed by, such successor (or successors) in accordance with the provisions of this Indenture;

(d)	setting forth any adjustments resulting from the application of the provisions of Article 4;

(e)

making such provisions not inconsistent with this Indenture as may be deemed necessary or desirable with respect to matters or questions arising hereunder, provided that such provisions are not, in the opinion of counsel to the Special Warrant Agent, prejudicial to the interests of the Special Warrantholders;

(f)	giving effect to an Extraordinary Resolution;

(g)

rectifying any ambiguity, defective provision, clerical omission or mistake or manifest or other error contained herein or in any deed or indenture supplemental or ancillary hereto provided that, in the opinion of the counsel to the Special Warrant Agent, the rights of the Special Warrantholders are not prejudiced thereby;

(h)

adding to or altering the provisions hereof in respect of the transfer of Special Warrants, making provision for the exchange of Special Warrant Certificates of different denominations, and making any modification in the form of the Special Warrant Certificate which does not affect the substance thereof;

(i)

for any other purpose not inconsistent with the provisions of this Indenture, provided that, in the opinion of counsel to the Special Warrant Agent, the rights of the Special Warrantholders are in no way prejudiced thereby; or

(j)	providing for the issuance of additional Special Warrants hereunder and any consequential amendments hereto as may be required by the Special Warrant Agent relying on the advice of counsel.

7.2	Company May Consolidate, etc. on Certain Terms

Subject to Sections 3.14 and 4.1(d), nothing in this Indenture prevents any consolidation, amalgamation, arrangement or merger of the Company with or into any other body corporate or bodies corporate, or a conveyance or transfer of all or substantially all the properties and assets of the Company as an entirety to any body corporate lawfully entitled to acquire and operate the same, provided, however, that the body corporate formed by such consolidation, amalgamation, arrangement or into which such merger has been made, or which has acquired by conveyance or transfer all or substantially all the properties and assets of the Company as an entirety in circumstances resulting in the Special Warrantholders being entitled to receive property from or securities of such body corporate, shall execute prior to or contemporaneously with such consolidation, amalgamation, arrangement, merger, conveyance or transfer, an indenture supplemental hereto wherein the due and punctual performance and observance of all the covenants and conditions of this Indenture to be performed or observed by the Company are assumed by the successor body corporate. The Special Warrant Agent is entitled to receive and is fully protected in relying upon an opinion of counsel that any such consolidation, amalgamation, arrangement, merger, conveyance or transfer, and a supplemental indenture executed in connection therewith, complies with the provisions of this Section.

7.3	Successor Body Corporate Substituted

Where the Company, pursuant to Section 7.2 hereof, is consolidated, amalgamated, arranged or merged with or into any other body corporate or bodies corporate or conveys or transfers all of substantially all of the properties and assets of the Company as an entirety to another body corporate, the successor body corporate formed by such consolidation, amalgamation, arrangement or into which the Company has been merged or which has received a conveyance or transfer as aforesaid succeeds to and is substituted for the Company hereunder with the same effect as nearly as may be possible as if it had been named herein. Such changes may be made in the Special Warrants as may be appropriate in view of such consolidation, amalgamation, arrangement, merger, conveyance or transfer.

8.	CONCERNING THE SPECIAL WARRANT AGENT

8.1	Duties of Special Warrant Agent

By way of supplement to the provisions of any statute for the time being relating to trustees, and notwithstanding any other provision of this Indenture, in the exercise of the rights, duties and obligations prescribed or conferred by the terms of this Indenture, the Special Warrant Agent shall act honestly and in good faith with a view to the best interests of the Special Warrantholders and shall exercise that degree of care, diligence and skill that a reasonably prudent trustee would exercise in comparable circumstances. No provision of this Indenture shall be construed to relieve the Special Warrant Agent from, or require any other person to indemnify the Special Warrant Agent against, any liability for its own gross negligence, wilful misconduct or fraud.

8.2	Action by Special Warrant Agent

The Special Warrant Agent is not obligated to do any act or thing except where required to do so by this Indenture and, in the case of a default, only when it has actual notice thereof.

8.3	Certificate of the Company

If, in the administration of the trusts of this Indenture, the Special Warrant Agent deems it necessary or desirable that any matter be proved or established by the Company, prior to taking or suffering any action hereunder, the Special Warrant Agent may accept and rely on a certificate of the Company as conclusive evidence of the truth of any fact relating to the Company or its assets therein stated and proof of the regularity of any proceedings or actions associated therewith, but the Special Warrant Agent may in its discretion require further evidence or information before acting or relying on any such certificate.

8.4	Special Warrant Agent May Employ Experts

The Special Warrant Agent may, at the Company's expense, employ or retain such lawyers, accountants, appraisers or other experts, advisers or agents as it may reasonably require for the purpose of discharging its duties hereunder and may pay reasonable remuneration for such services rendered to it but it is not responsible for any misconduct, mistake or error of judgment on the part of any of them. The Company shall reimburse the Special Warrant Agent for the disbursements, costs and expenses made or incurred by the Special Warrant Agent in the discharge of such duties and in the management of the trusts hereunder. The Special Warrant Agent may rely upon and act upon the opinion or advice of, or information obtained from, any such lawyer, accountant, appraiser or other expert, adviser or agent in relation to any matter arising in the administration of the trusts hereof. The Special Warrant Agent shall not incur any liability for the acts or omissions of such lawyers, accountants, appraisers or other experts, advisers or agents employed by the Special Warrant Agent in good faith.

8.5	Resignation and Replacement of Special Warrant Agent

(a)

The Special Warrant Agent may resign its trust and be discharged from all further obligations hereunder by giving to the Company and the Special Warrantholders written notice at least 60 days, or such shorter time period if acceptable to the Special Warrant Agent, the Company and the Special Warrantholders, before the effective date of the resignation. If the Special Warrant Agent resigns, or becomes incapable of acting hereunder, the Company shall forthwith appoint in writing a new trustee. Failing such appointment by the Company or by the Special Warrantholders by Extraordinary Resolution, the retiring Special Warrant Agent or any Special Warrantholder may apply to a Judge of the Ontario Superior Court of Justice on such notice as such Judge may direct, for the appointment of a new trustee. The Special Warrantholders may, by Extraordinary Resolution, remove the Special Warrant Agent (including a trustee appointed by the Company or by a Judge as aforesaid) and appoint a new trustee. On any new appointment, the new trustee is vested with the same powers, rights, duties and obligations as if it had been originally named as Special Warrant Agent without any further assurance, conveyance, act or deed. If for any reason it becomes necessary or expedient to execute any further deed or assurance, the former Special Warrant Agent shall execute the same in favour of the new trustee.

(b)

Any corporation into which the Special Warrant Agent may be merged or consolidated or amalgamated, or any corporation resulting therefrom to which the Special Warrant Agent shall be a party, or any corporation succeeding to substantially the corporate trust business of the Special Warrant Agent shall be the successor to the Special Warrant Agent hereunder without any further act on its part or any of the parties hereto, provided that such corporation would be eligible for appointment as successor Special Warrant Agent.

8.6	Indenture Legislation

The Company and the Special Warrant Agent agree that each shall at all times in relation to this Indenture and to any action to be taken hereunder, observe and comply with and be entitled to the benefits of all Applicable Legislation. If and to the extent that any provision of this Indenture limits, qualifies or conflicts with any mandatory requirement of Applicable Legislation, such mandatory requirement prevails.

8.7	Notice

The Special Warrant Agent is not required to give notice to third parties, including the Special Warrantholders, of the execution of this Indenture.

8.8	Use of Proceeds

The Special Warrant Agent is in no way responsible for the use by the Company of the proceeds of the issue under the Private Placement.

8.9	No Inquiries

In the exercise of any right or duty hereunder the Special Warrant Agent, if it is acting in good faith, may act and rely, as to the truth of any statement or the accuracy of any opinion expressed therein, on any statutory declaration, opinion, report, certificate or other evidence furnished to the Special Warrant Agent pursuant to a provision hereof or of Applicable Legislation or pursuant to a request of the Special Warrant Agent, if such evidence complies with Applicable Legislation and the Special Warrant Agent examines such evidence and determines that it complies with the applicable requirements of this Indenture. The Special Warrant Agent may nevertheless, in its discretion, require further proof in cases where it deems further proof desirable. The Special Warrant Agent is not bound to make any inquiry or investigation as to the performance by the Company of the Company's covenants hereunder.

8.10	Actions by Special Warrant Agent to Protect Interest

The Special Warrant Agent shall have the power to institute and to maintain such actions and proceedings as it may consider necessary or expedient to preserve, protect or enforce its interests and the interests of the Special Warrantholders.

8.11	Special Warrant Agent Not Required to Give Security

The Special Warrant Agent is not required to give any bonds or security with respect to the execution or administration of the trusts and powers of this Indenture.

8.12	No Conflict of Interest

The Special Warrant Agent represents to the best of its knowledge to the Company that, at the date of execution and delivery by it of this Indenture, there exists no material conflict of interest in the role of the Special Warrant Agent as a fiduciary hereunder but if, notwithstanding the provisions of this Section 8.12, such a material conflict of interest exists, the validity and enforceability of this Indenture and the instruments issued hereunder is not affected in any manner whatsoever by reason only that such material conflict of interest exists or arises. The Special Warrant Agent shall, within 30 days after ascertaining that it has a material conflict of interest, either eliminate such material conflict of interest or resign in the manner and with the effect specified in Section 8.5.

8.13	Special Warrant Agent Not Ordinarily Bound

No provision of this Indenture shall require the Special Warrant Agent (and its officers, directors, employees and agents) to expend or risk its (or their) own funds or otherwise incur financial liability in the performance of any of its (or their) duties or in the exercise of any of its (or their) rights or powers unless it is (or they are) so indemnified and funded. The obligation of the Special Warrant Agent to commence or continue any act, action or proceeding for the purpose of enforcing any rights of the Special Warrantholders hereunder is conditional upon Special Warrantholders furnishing, when required in writing so to do by the Special Warrant Agent, an indemnity reasonably satisfactory to the Special Warrant Agent and funds sufficient for commencing or continuing the act, action or proceeding and an indemnity reasonably satisfactory to the Special Warrant Agent to protect and hold harmless the Special Warrant Agent against any loss, damage or liability by reason thereof.

8.14	Special Warrant Agent May Deal in Instruments

The Special Warrant Agent may in its personal or other capacity, buy, sell, lend upon and deal in and hold securities of the Company and generally contract and enter into financial transactions with the Company or otherwise, without being liable to account for any profits made thereby.

8.15	Recitals or Statements of Fact Made by Company

Except for the representations contained in Sections 8.12 and 8.19 subject to the provisions hereof, the Special Warrant Agent is not liable for or by reason of any of the statements of fact or recitals contained in this Indenture or in the Special Warrant Certificates and is not required to verify the same, but all such statements and recitals are and are deemed to have been made by the Company only.

8.16	Special Warrant Agent's Discretion Absolute

The Special Warrant Agent, except as herein otherwise provided, has, as regards all the trusts, powers, authorities and discretions vested in it, absolute and uncontrolled discretion as to the exercise thereof, whether in relation to the manner or as to the mode and time for the exercise thereof.

8.17	No Representations as to Validity

The Special Warrant Agent is not:

(a)

under any responsibility in respect of the validity of this Indenture or the execution and delivery thereof or (subject to Sections 2.4(a) and 2.8 hereof) in respect of the validity or the execution of any Special Warrant Certificate;

(b)	responsible for any breach by the Company of any covenant or condition contained in this Indenture or in any Special Warrant Certificate; or

(c)

by any act hereunder, deemed to make any representation or warranty as to the authorization or reservation of any securities to be issued as provided in this Indenture or in any Special Warrant Certificate or as to whether any shares will when issued be duly authorized or be validly issued and fully paid and non- assessable. The duty and responsibility as to all the matters and things referred to in this Section 8.17 rests upon the Company and not upon the Special Warrant Agent and the failure of the Company to discharge any such duty and responsibility does not in any way render the Special Warrant Agent liable or place upon it any duty or responsibility for breach of which it would be liable.

8.18	Acceptance of Trusts

The Special Warrant Agent hereby accepts the trusts of this Indenture and agrees to perform the same upon the terms and conditions herein set forth or referred to unless and until discharged therefrom by resignation or in some other lawful way.

8.19	Special Warrant Agent's Authority to Carry on Business

The Special Warrant Agent represents to the Company that at the date hereof it is authorized to carry on the business of a trust company in Ontario. If, notwithstanding the provisions of this Section 8.19, it ceases to be authorized to carry on such business in Ontario, the validity and enforceability of this Indenture and of the Special Warrants issued hereunder are not affected in any manner whatsoever by reason only of such event, provided that the Special Warrant Agent shall, within 30 days after ceasing to be authorized to carry on such business in Ontario, either become so authorized or resign in the manner and with the effect specified in Section 8.5.

8.20	Indemnification of Special Warrant Agent

Without limiting any protection or indemnity of the Special Warrant Agent under any other provision hereof, or otherwise at law, the Company hereby agrees to indemnify and hold harmless the Special Warrant Agent and its affiliates, their successors, assigns, and each of their directors, officers, employees and agents (the "Indemnified Parties") and save them harmless from and against any and all liabilities, losses, damages, penalties, claims, actions, suits, costs, expenses and disbursements, including reasonable legal or advisor fees and disbursements, of whatever kind and nature which may at any time be imposed on, incurred by or asserted against the Indemnified Parties in connection with the performance of its duties and obligations hereunder, other than such liabilities, losses, damages, penalties, claims, actions, suits, costs, expenses and other disbursements arising by reason of the gross negligence, wilful misconduct or fraud of the Special Warrant Agent. This provision shall survive the resignation or removal of the Special Warrant Agent, or the termination of this Indenture. The Special Warrant Agent shall not be under any obligation to prosecute or to defend any action or suit in respect of the relationship which, in the opinion of its counsel, may involve it in expense or liability, unless the Company shall, so often as required, furnish the Special Warrant Agent with satisfactory indemnity and funding against such expense or liability.

8.21	Performance of Covenants by Special Warrant Agent

If the Company fails to perform any of its covenants contained in this Indenture, then the Company will notify the Special Warrant Agent in writing of such failure and, upon receipt by the Special Warrant Agent of such notice, the Special Warrant Agent will notify the Special Warrantholders of such failure on the part of the Company and may itself perform any of the said covenants capable of being performed by it, but shall be under no obligation to perform said covenants or to notify the Special Warrantholders of such performance by it. All sums expended or disbursed by the Special Warrant Agent in so doing shall be reimbursed as provided in Section 3.12. No such performance, expenditure or disbursement by the Special Warrant Agent shall be deemed to relieve the Company of any default hereunder or of its continuing obligations under the covenants herein contained.

8.22	Third Party Interests

Each party to this Indenture hereby represents to the Special Warrant Agent that any account to be opened by, or interest to held by the Special Warrant Agent in connection with this Indenture, for or to the credit of such party, either (i) is not intended to be used by or on behalf of any third party; or (ii) is intended to be used by or on behalf of a third party, in which case such party hereto agrees to complete and execute forthwith a declaration in the Special Warrant Agent's prescribed form as to the particulars of such third party.

8.23	Not Bound to Act

The Special Warrant Agent shall retain the right not to act and shall not be liable for refusing to act if, due to a lack of information or for any other reason whatsoever, the Special Warrant Agent, in its sole judgment, determines that such act might cause it to be in non-compliance with any applicable anti-money laundering, anti-terrorist legislation, or economic sanctions legislation, regulation or guideline. Further, should the Special Warrant Agent, in its sole judgment, determine at any time that its acting under this Indenture has resulted in its being in non- compliance with any applicable anti-money laundering, anti-terrorist legislation, or economic sanctions legislation, regulation or guideline, then it shall have the right to resign on 10 days' written notice to the Company, provided (i) that the Special Warrant Agent's written notice shall describe the circumstances of such non-compliance; and (ii) that if such circumstances are rectified to the Special Warrant Agent's satisfaction within such 10-day period, then such resignation shall not be effective.

8.24	Limitation on Liability

Notwithstanding the foregoing or any other provision of this Indenture, any liability of the Special Warrant Agent shall be limited to direct damages, in the aggregate, to the amount of fees paid by the Company to the Special Warrant Agent under this Indenture, which limitation does not apply to the extent that the Special Warrant Agent has acted with gross negligence, willful misconduct or bad faith. Notwithstanding any other provision of this Indenture, and whether such losses or damages are foreseeable or unforeseeable, the Special Warrant Agent shall not be liable under any circumstances whatsoever for any (a) breach by any other party of securities law or other rule of any securities regulatory authority, (b) lost profits or (c) special, indirect, incidental, consequential, exemplary, aggravated or punitive losses or damages.

9.	NOTICES

9.1	Notice to Company, Special Warrant Agent and Underwriters

Any notice to the Company, Special Warrant Agent or Underwriters under the provisions of this Indenture is valid and effective if in writing delivered, sent by registered letter, postage prepaid or sent by telecopier:

(a)	to the Company at:

Klondex Mines Ltd.
1055 West Hastings Street, Suite 2200
Vancouver, BC V6E 2E9
Canada

	Attention:	Paul Huet
	Telecopier:	604-891-5100

with a copy to (which shall not constitute notice):

Bennett Jones LLP
Suite 3400, One First Canadian Place
100 King Street West
Toronto, ON M5X 1A4
Canada

	Attention:	Abbas Ali Khan
	Telecopier:	416-863-1716

(b)	to the Special Warrant Agent at:

Computershare Trust Company of Canada
3rd Floor, 510 Burrard Street
Vancouver, BC V6C 3B9
Canada

	Attention:	General Manager, Corporate Trust
	Telecopier:	604-661-9403

(c)	to the Underwriters at (which shall not constitute notice):

GMP Securities L.P.
145 King Street West, Suite 300
Toronto, ON M5H 1J8
Canada

Attention:	Kevin Reid
Telecopier:	416-943-6134

and to:

BMO Nesbitt Burns Inc.
885 West Georgia Street, Suite 300
Vancouver, BC V6C 3E8
Canada

Attention:	Carter Hohmann
Telecopier:	604-443-1408

with a copy to (which shall not constitute notice):

Borden Ladner Gervais LLP
44th Floor, Scotia Plaza
40 King Street West
Toronto, Ontario M5H 3Y4
Canada

Attention:	Andrew Powers
Telecopier:	416-361-2452

Any notice, direction or other instrument aforesaid will, if delivered, be deemed to have been given and received on the day it was delivered and, if mailed, be deemed to have been received on the third Business Day following the date of the postmark on such notice and, if sent by facsimile, be deemed to have been given and received on the day it was so sent unless it was sent:

(d)	on a day which is not a business day in the place to which it was sent; or

(e)	after 4:30 p.m. in the place to which it was sent,

in which cases it will be deemed to have been given and received on the next day which is a business day in the place to which it was sent.

The Company or the Special Warrant Agent, as the case may be, may from time to time notify the other in the manner provided in this Section 9.1 of a change of address which, from the effective date of such notice and until changed by like notice, shall be the address of the Company or the Special Warrant Agent, as the case may be, for all purposes of this Indenture.

If, by reason of a strike, lockout or other work stoppage, actual or threatened, involving postal employees, any notice to be given to the Special Warrant Agent or to the Company hereunder could reasonably be considered unlikely to reach its destination, such notice shall be valid and effective only if it is delivered to the named officer of the party to which it is addressed or, if it is delivered to such party at the appropriate address provided in this Section 9.1, by facsimile or electronic transmission or other means of prepaid, transmitted and recorded communication.

9.2	Notice to Special Warrantholders

Any notice to the Special Warrantholders under the provisions of this Indenture is valid and effective if delivered, sent by regular mail or sent by courier, to each Special Warrantholder at its address appearing on the register of Special Warrants kept by the Special Warrant Agent or, in the case of joint holders, to the first such address, and, if delivered or couriered, shall be deemed to have been given and received on the day it was delivered and, if mailed, be deemed to have been received on the third Business Day following the date of the postmark on such notice.

If, by reason of any interruption of mail service, actual or threatened, any notice to be given to the Special Warrantholders by the Special Warrant Agent or the Company would be unlikely to reach its destination in the ordinary course of mail, such notice shall be valid and effective only if published once (i) in the national edition of The Globe & Mail newspaper; and (ii) in such other place or places and manner, if any, as the Special Warrant Agent may require. Any notice given to Special Warrantholders by publication shall be deemed to have been given on the last day on which publication shall have been effected.

A copy of any notice provided to the Special Warrantholders shall be concurrently provided to the Underwriters in the manner specified in Section 9.1.

10.	POWER OF BOARD OF DIRECTORS

10.1	Board of Directors

In this Indenture, where the Company is required or empowered to exercise any acts, all such acts may be exercised by the directors of the Company, by any duly appointed committee of the directors of the Company or by those officers of the Company authorized to exercise such acts.

11.	MISCELLANEOUS PROVISIONS

11.1	Further Assurances

The parties covenant and agree from time to time, as may be reasonably required by any party hereto, to execute and deliver such further and other documents and do all matters and things which are convenient or necessary to carry out the intention of this Indenture more effectively and completely.

11.2	Unenforceable Terms

If any term, covenant or condition of this Indenture or the application thereof to any party or circumstance is invalid or unenforceable to any extent, the remainder of this Indenture or application of such term, covenant or condition to a party or circumstance other than those to which it is held invalid or unenforceable is not affected thereby and each remaining term, covenant or condition of this Indenture is valid and enforceable to the fullest extent permitted by law.

11.3	No Waiver

No consent or waiver, express or implied, by either party to or of any breach or default by the other party in the performance by the other party of its obligations hereunder is deemed or construed to be a consent or waiver to or of any other breach or default in the performance of obligations hereunder by such party. Failure on the part of either party to complain of any act or failure to act of the other party or to declare the other party in default, irrespective of how long such failure continues, does not constitute a waiver by such party of its rights hereunder.

11.4	Waiver of Default

Notwithstanding Section 11.3 above, upon the happening of any default hereunder:

(a)

the holders of not less than 50% of the Special Warrants plus one Special Warrant then outstanding shall have power (in addition to the powers exercisable by Extraordinary Resolution created under Article 6) by requisition in writing to instruct the Special Warrant Agent to waive any default hereunder and the Special Warrant Agent shall thereupon waive the default upon such terms and conditions as shall be prescribed in such requisition; or

(b)

the Special Warrant Agent shall have power to waive any default hereunder upon such terms and conditions as the Special Warrant Agent may deem advisable, if, in the Special Warrant Agent's opinion, relying on the opinion of legal counsel, the same shall have been cured or adequate provision made therefor;

provided that no delay or omission of the Special Warrant Agent or of the Special Warrantholders to exercise any right or power accruing upon any default shall impair any such right or power or shall be construed to be a waiver of any such default or acquiescence therein and provided further that no act or omission either of the Special Warrant Agent or of the Special Warrantholders shall extend to or be taken in any manner whatsoever to affect any subsequent default hereunder of the rights resulting therefrom.

11.5	Immunity of Shareholders

Subject to the contractual right of action given by the Company to the Special Warrantholders in the subscription agreements between the Company and the purchasers of the Subscription Receipts, given in Section 3.17 herein and to be contained in the Prospectus, and subject to any other rights or remedies available to the Special Warrantholders under applicable securities legislation or otherwise, the Special Warrant Agent and, by the acceptance of the Special Warrant Certificate or other evidence of ownership in the case of Uncertificated Warrants and as part of the consideration for the issue of the Special Warrants, the Special Warrantholders hereby waive and release any right, cause of action or remedy now or hereafter existing in any jurisdiction against any incorporator or any past, present or future shareholder, director, officer, employee or agent of the Company or of any successor corporation on any covenant, agreement, representation or warranty by the Company contained herein or in the Special Warrant Certificates.

11.6	Limitation of Liability

The obligations hereunder are not personally binding upon, nor shall resort hereunder be had to, the private property of any of the past, present or future directors or shareholders of the Company or of any successor corporation or any of the past, present or future officers, employees or agents of the Company or of any successor corporation, but only the property of the Company or of any successor corporation shall be bound in respect hereof.

11.7	Suits by Special Warrantholders

No Special Warrantholder has any right to institute any action, suit or proceeding at law or in equity for the purpose of enforcing the execution of any trust or power hereunder or for the appointment of a liquidator or receiver or for a receiving order under the Bankruptcy and Insolvency Act (Canada) or to have the Company wound up or to file or prove a claim in any liquidation or bankruptcy proceedings or for any other remedy hereunder unless the Special Warrantholders by Extraordinary Resolution have made a request to the Special Warrant Agent and the Special Warrant Agent has been afforded reasonable opportunity to proceed or complete any action or suit for any such purpose whether or not in its own name and the Special Warrantholders or any of them have furnished to the Special Warrant Agent, when so requested by the Special Warrant Agent, sufficient funds and security and indemnity satisfactory to it against the costs, expenses and liabilities to be incurred therein or thereby and the Special Warrant Agent has failed to act within a reasonable time or the Special Warrant Agent has failed to actively pursue any such act or proceeding.

11.8	Force Majeure

Except for the payment obligations of the Company contained herein, neither party shall be liable to the other, or held in breach of this Indenture, if prevented, hindered, or delayed in the performance or observance of any provision contained herein by reason of act of God, riots, terrorism, acts of war, epidemics, governmental action or judicial order, earthquakes, or any other similar causes (including, but not limited to, mechanical, electronic or communication interruptions, disruptions or failures). Performance times under this Indenture shall be extended for a period of time equivalent to the time lost because of any delay that is excusable under this Section.

11.9	U.S. Securities and Exchange Commission Certification

The Company confirms that as at the date of execution of this Indenture its common shares are registered pursuant to Section 12 of the Exchange Act and that it is current in its reporting obligations, and has provided the Special Warrant Agent with an Officers' Certificate (in a form provided by the Special Warrant Agent certifying such reporting obligation and other information as requested by the Special Warrant Agent). The Company covenants that in the event that its registration or reporting obligation shall be terminated by the Company in accordance with the 1934 Act, the Company shall promptly deliver to the Special Warrant Agent an officers' certificate (in a form provided by the Special Warrant Agent) notifying the Special Warrant Agent of such registration or termination and such other information as the Special Warrant Agent may require at the time. The Company is a "foreign issuer" within the meaning of Regulation S under the 1933 Act but will cease to be a "foreign issuer" at the end of this fiscal year. The Company acknowledges that the Special Warrant Agent is relying upon the foregoing representation and covenants in order to meet certain U.S. Securities and Exchange Commission obligations with respect to those clients who are filing with the U.S. Securities and Exchange Commission.

11.10	Privacy Consent

The Parties acknowledge that the Special Warrant Agent may, in the course of providing services hereunder, collect or receive financial and other personal information about such parties and/or their representatives, as individuals, or about other individuals related to the subject matter hereof, and use such information for the following purposes:

(a)	to provide the services required under this Agreement and other services that may be requested from time to time;

(b)	to help the Special Warrant Agent manage its servicing relationships with such individuals;

(c)	to meet the Special Warrant Agent's legal and regulatory requirements; and

(d)	if Social Insurance Numbers are collected by the Special Warrant Agent, to perform tax reporting and to assist in verification of an individual's identity for security purposes.

Each party acknowledges and agrees that the Special Warrant Agent may receive, collect, use and disclose personal information provided to it or acquired by it in the course of this Agreement for the purposes described above and, generally, in the manner and on the terms described in its Privacy Code, which the Special Warrant Agent shall make available on its website, www.computershare.com, or upon request, including revisions thereto. The Special Warrant Agent may transfer personal information to other companies in or outside of Canada that provide data processing and storage or other support in order to facilitate the services it provides.

Further, the Corporation agrees that it shall not provide or cause to be provided to the Special Warrant Agent any personal information relating to an individual who is not a party to this Agreement unless that party has assured itself that such individual understands and has consented to the aforementioned uses and disclosures..

11.11	Enurement

This Indenture enures to the benefit of and is binding upon the parties hereto and their respective successors and assigns and may not be assigned by either party hereto without the consent in writing of the other party, such consent not to be unreasonably withheld.

11.12	Counterparts and Formal Date

This Indenture may be executed in several counterparts, each of which when so executed shall be deemed to be an original and such counterparts together shall constitute one and the same instrument and notwithstanding their date of execution shall be deemed to be dated as of the Closing Date.

11.13	Satisfaction and Discharge of Indenture

Upon the earlier of:

(a)	the date by which there shall have been delivered to the Special Warrant Agent for exercise, cancellation or destruction all Special Warrants certified hereunder; or

(b)	the Deemed Exercise Date;

and if all certificates required to be issued in compliance with the provisions hereof have been issued and delivered hereunder, this Indenture (except for any indemnities given to the Special Warrant Agent) shall cease to be of further effect and the Special Warrant Agent, on demand of and at the cost and expense of the Company and upon delivery to the Special Warrant Agent of a certificate of the Company stating that all conditions precedent to the satisfaction and discharge of this Indenture have been complied with, shall execute proper instruments acknowledging satisfaction of and discharging this Indenture. Notwithstanding the foregoing, the indemnities provided to the Special Warrant Agent by the Company hereunder shall remain in full force and effect and survive the termination of this Indenture.

11.14 Provisions of Indenture and Special Warrants for the Sole Benefit of Parties and Special Warrantholders

Nothing in this Indenture or the Special Warrants, expressed or implied, shall give or be construed to give to any person other than the parties hereto and the holders from time to time of the Special Warrants any legal or equitable right, remedy or claim under this Indenture, or under any covenant or provision therein contained, all such covenants and provisions being for the sole benefit of the parties hereto and the Special Warrantholders.

11.15	Further Assurances

Each of the parties hereto, including the Company, subject to Applicable Legislation, shall do or cause to be done all such acts and things and execute such further documents, agreements and assurances as may reasonably be necessary or advisable from time to time to carry out the provisions of this Indenture in accordance with their true intent.

11.16	Formal Date and Effective Date

For the purpose of convenience, this Indenture is referred to as bearing the formal date of August 18, 2016; however, notwithstanding such formal date, this Indenture becomes effective as between the Company and any particular Special Warrantholder upon the date of issuance of a Special Warrant Certificate to such Special Warrantholder.

[Remainder of page intentionally left blank. Signature page follows.]

KLONDEX MINES LTD.

Per:	"Blair Schultz"
Authorized Signatory

COMPUTERSHARE TRUST COMPANY OF CANADA

Per:	"Alice Kollen"
Authorized Signatory

Per:	"Nicole H. Clement"
Authorized Signatory

SCHEDULE "A"

FORM OF SPECIAL WARRANT CERTIFICATE

UNLESS PERMITTED UNDER SECURITIES LEGISLATION, THE HOLDER OF THIS SECURITY SHALL NOT TRADE THE SECURITY BEFORE DECEMBER [19], 2016.

[NOTE: INCLUDE ON THE UNRESTRICTED SPECIAL WARRANT CERTIFICATE: IF THE SPECIAL WARRANTS ARE REPRESENTED BY AN UNRESTRICTED SPECIAL WARRANT CERTIFICATE, UPON EXERCISE THEREOF, THE HOLDER WILL BE DEEMED TO REPRESENT, WARRANT AND CERTIFY, AT THE TIME OF EXERCISE OF THE SPECIAL WARRANTS, THAT THE HOLDER IS NOT IN THE UNITED STATES, AND IS NOT EXERCISING THE SPECIAL WARRANTS FOR THE ACCOUNT OR BENEFIT OF A PERSON IN THE UNITED STATES, WAS NOT OFFERED AND DID NOT ACQUIRE THE SPECIAL WARRANTS IN THE UNITED STATES, AND DID NOT EXECUTE OR DELIVER THE SUBSCRIPTION FORM IN THE UNITED STATES. IF THE HOLDER CANNOT MAKE THESE REPRESENTATIONS, WARRANTIES AND CERTIFICATIONS, THE SPECIAL WARRANTS MUST BE WITHDRAWN FROM THE UNRESTRICTED SPECIAL WARRANT CERTIFICATE AND ISSUED UNDER THE REG D RESTRICTED CUSIP OR IN FULLY REGISTERED FORM.]

[NOTE: THE LEGENDS BELOW NEED ONLY BE ENDORSED ON THE SPECIAL WARRANT CERTIFICATES ISSUED TO OR FOR THE ACCOUNT OR BENEFIT OF A PERSON IN THE UNITED STATES.]

THE SECURITIES REPRESENTED HEREBY [AND THE SECURITIES ISSUED UPON DEEMED EXERCISE HEREOF] HAVE NOT BEEN REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), OR UNDER ANY STATE SECURITIES LAWS. THE HOLDER HEREOF, BY PURCHASING SUCH SECURITIES, AGREES FOR THE BENEFIT OF KLONDEX MINES LTD. (THE "COMPANY") THAT SUCH SECURITIES MAY BE OFFERED, SOLD, PLEDGED OR OTHERWISE TRANSFERRED ONLY (A) TO THE COMPANY, (B) OUTSIDE THE UNITED STATES, IN ACCORDANCE WITH RULE 904 OF REGULATION S UNDER THE SECURITIES ACT AND IN COMPLIANCE WITH APPLICABLE LOCAL LAWS AND REGULATIONS, (C) PURSUANT TO THE EXEMPTION FROM REGISTRATION UNDER THE SECURITIES ACT PROVIDED BY RULE 144 UNDER THE SECURITIES ACT, IF AVAILABLE, AND IN COMPLIANCE WITH APPLICABLE STATE SECURITIES LAWS, (D) IN ANOTHER TRANSACTION THAT DOES NOT REQUIRE REGISTRATION UNDER THE SECURITIES ACT OR ANY APPLICABLE STATE SECURITIES LAWS, OR (E) PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT UNDER THE SECURITIES ACT, PROVIDED THAT IN THE CASE OF TRANSFERS PURSUANT TO (C) OR (D) ABOVE, A LEGAL OPINION IN FORM AND SUBSTANCE REASONABLY SATISFACTORY TO THE COMPANY MUST FIRST BE PROVIDED TO THE COMPANY'S TRANSFER AGENT.

DELIVERY OF THIS CERTIFICATE MAY NOT CONSTITUTE "GOOD DELIVERY" IN SETTLEMENT OF TRANSACTIONS ON STOCK EXCHANGES IN CANADA.]

SPECIAL WARRANT CERTIFICATE

KLONDEX MINES LTD.
(a corporation existing under the laws of British Columbia)

No. CUSIP NO: [498696236 / 498696228]	«Number» SPECIAL WARRANTS entitling the holder to acquire one Underlying Security for each Special Warrant, subject to adjustment as set out below

THIS IS TO CERTIFY that, for value received, «Name» (the "Special Warrantholder") is the registered holder of the number of special warrants (the "Special Warrants") stated above and is entitled to acquire in the manner and at the time, and subject to the restrictions contained in the Indenture (as defined below), the number of common shares (the "Underlying Securities") of Klondex Mines Ltd. (the "Company") as is equal to the number of Special Warrants represented hereby (subject to adjustment as set out below and in the Indenture), all without payment of any consideration in addition to that paid for the Special Warrants represented hereby.

The Special Warrants represented by this certificate are issued under and pursuant to a certain indenture (the "Indenture") made as of August 18, 2016 between the Company and Computershare Trust Company of Canada (the "Special Warrant Agent") (which expression includes any successor trustee appointed under the Indenture), to which Indenture and any instruments supplemental thereto reference is hereby made for a full description of the rights of the holders of the Special Warrants and the terms and conditions upon which such Special Warrants are, or are to be, issued and held, all to the same effect as if the provisions of the Indenture and all instruments supplemental thereto were herein set forth, to all of which provisions the holder of these Special Warrants by acceptance hereof assents. All terms defined in the Indenture are used herein as so defined. In the event of any conflict or inconsistency between the provisions of the Indenture and the provisions of this Special Warrant Certificate, except those that are necessary by context, the provisions of the Indenture shall prevail. The Company will furnish to the holder of this Special Warrant Certificate, upon request and without charge, a copy of the Indenture.

The Special Warrants represented by this Special Warrant Certificate are only exercisable on or prior to 4:59 p.m. (Toronto time) (the "Deemed Exercise Time") on the earlier of:

(i)

the deemed exercise date provided for in the exercise notice provided that such date shall be no later than the third Business Day after the date on which the receipt (the "Receipt") for a (final) prospectus qualifying the distribution of the Underlying Securities issuable upon exercise or deemed exercise of the Special Warrants (the "Prospectus") has been issued by the securities commissions or similar regulatory authority (the "Securities Commissions") in each of the provinces of Canada in which the Special Warrants are sold (which, for the avoidance of doubt, do not include the province of Quebec) (the "Designated Provinces"); and

(ii)	December 19, 2016.

If any Special Warrants have not been voluntarily exercised by the holders thereof prior to the Deemed Exercise Time, then such Special Warrants will be deemed to have been exercised, delivered and surrendered by the holder thereof immediately prior to the Deemed Exercise Time without any further action on the part of the holder.

On July 25, 2016, the Company entered into a membership interest purchase agreement between the Company, Klondex Holdings (USA) Inc., Waterton Nevada Splitter, LLC and Waterton Precious Metals Fund II Cayman, LP relating to the proposed acquisition by the Company, directly or indirectly, of all of the issued and outstanding membership interests of Carlin Resources, LLC, which holds the Hollister mine, the Esmeralda mine and ore milling facility and certain other properties and assets located in the State of Nevada (the "Transaction").

The Company will use its commercially reasonable efforts to obtain the Receipt for the Prospectus on or before 4:59 pm. (Vancouver time) on the day that is 75 days after the closing date of the Transaction (the "Qualification Deadline").

The holder of this Special Warrant Certificate may, at any time before the Deemed Exercise Time, exercise all or any number of the Special Warrants represented hereby, by surrendering to the Special Warrant Agent a Special Warrant Certificate or Special Warrant Certificates representing the number of Special Warrants to be exercised, together with the duly completed and executed exercise form attached as Appendix 1 hereto in accordance with the instructions contained in Appendix 4 attached hereto. Any such exercise, at a time when the Company has not received the Receipt for the Prospectus from the Securities Commissions or the Prospectus has not been delivered to the Special Warrantholder, is subject to compliance with, and may be restricted by, Applicable Legislation. If, at the time of the exercise of the Special Warrants, there remain restrictions on resale under Applicable Legislation on the Underlying Securities acquired, the Company may endorse the certificates representing the Underlying Securities acquired with respect to such resale restrictions.

The Underlying Securities in respect of which the Special Warrants are exercised will be deemed to have been issued on the date of such exercise, at which time each Special Warrantholder will be deemed to have become the holder of record of such Underlying Securities.

After the exercise or deemed exercise of Special Warrants, the Special Warrant Agent shall within three Business Days of such exercise or deemed exercise cause to be mailed or delivered to each Special Warrantholder at its address specified in the register for the Special Warrants maintained by the Special Warrant Agent or to such address as the Company or Special Warrantholder may specify in writing to the Special Warrant Agent prior to the exercise or deemed exercise of such Special Warrants, certificates for the appropriate number of Underlying Securities issuable in respect of such Special Warrants, not exceeding those which such Special Warrantholder is entitled to acquire pursuant to the Special Warrants so exercised. If the holder of this Special Warrant Certificate exercises some but not all of the Special Warrants represented hereby, he or she will be entitled to receive, without charge, a new Special Warrant Certificate representing the unexercised number of the Special Warrants represented hereby.

The holder of this Special Warrant Certificate may at any time up to the Deemed Exercise Time, upon written instruction delivered to the Special Warrant Agent and payment of the charges provided for in the Indenture and otherwise in accordance with the provisions of the Indenture, exchange this Special Warrant Certificate for other Special Warrant Certificates evidencing Special Warrants entitling the holder to acquire in the aggregate the same number of Underlying Securities as may be acquired under this Special Warrant Certificate.

The number of Underlying Securities which may be acquired by a Special Warrantholder upon exercise of Special Warrants is also subject to and governed by Article 4 of the Indenture with respect to anti-dilution provisions, including provisions for the appropriate adjustment of the class, number and price of the securities issuable hereunder upon the occurrence of certain events including any subdivision, consolidation, or reclassification of the shares, payment of stock dividends, or amalgamation of the Company.

The holding of the Special Warrants evidenced by this Special Warrant Certificate does not constitute the Special Warrantholder a shareholder of the Company or entitle such holder to any right or interest in respect thereof except as expressly provided herein and in the Indenture.

The Special Warrants may only be transferred by the Special Warrantholder (or its legal representatives or its attorney duly appointed), on the register kept at the office of the Special Warrant Agent in accordance with applicable laws and upon compliance with the conditions set out in the Indenture, by delivering to the Special Warrant Agent's Toronto office a duly executed Form of Transfer attached as Appendix 2 and complying with such other reasonable requirements as the Company and the Special Warrant Agent may prescribe and such transfer shall be duly noted on the register by the Special Warrant Agent.

The holder understands and acknowledges that the Special Warrants and Underlying Securities issuable hereunder upon exercise of the Special Warrants (together, the "Securities") have not been and, except as set forth below, will not be registered under the United States Securities Act of 1933, as amended (the "1933 Act"), or under the securities laws of any state of the United States, and that Special Warrants originally issued in the United States or to, or for the account or benefit of, a person in the United States are, and any Securities issued upon exercise of such Special Warrants will be, "restricted securities" within the meaning of Rule 144(a)(3) under the 1933 Act. "United States" has the meaning assigned in Regulation S ("Regulation S") under the 1933 Act. The Company has agreed to file a resale registration statement related to the Underlying Securities issuable upon exercise or deemed exercise of the Special Warrants purchased in the United States.

The holder understands that the Special Warrants represented hereby may not be exercised within the United States or by or for the account or benefit of a person in the United States, and the Securities issuable upon exercise of such Special Warrants may not be delivered within the United States, unless such Securities are registered under the 1933 Act and the securities laws of any state in which the holder is resident, or unless an exemption from such registration requirements is available.

The holder understands that, until such time as the same is no longer required under applicable requirements of the 1933 Act or applicable state securities laws, certificates representing Securities which are "restricted securities", and all certificates issued in exchange therefor or in substitution thereof, will bear a U.S. restrictive legend substantially in the form prescribed by section 5.9 of the Indenture; provided that if the Special Warrants are being sold outside the United States in compliance with the requirements of Rule 904 of Regulation S, such legend may be removed by providing an executed declaration to the Special Warrant Agent or, with respect to Common Shares, the Company's registrar and transfer agent, in substantially the form set forth as Appendix 3 attached to this Special Warrant Certificate (or in such other form as the Company may prescribe from time to time) and, if requested by the Company, the Special Warrant Agent or the transfer agent (as the case may be), an opinion of counsel of recognized standing in form and substance satisfactory to the Company, the Special Warrant Agent and the transfer agent (as applicable) to the effect that such sale is being made in compliance with Rule 904 of Regulation S; and provided, further, that, if any Securities are being sold otherwise than in accordance with Regulation S and other than to the Company, the legend may be removed by delivery to the Company and the transfer agent of an opinion of counsel of recognized standing in form and substance reasonably satisfactory to the Company, the Special Warrant Agent and the transfer agent (as applicable), to the effect that such legend is no longer required under applicable requirements of the 1933 Act or state securities laws; and further provided that such legend may be removed from certificates representing any Special Warrants in accordance with the terms and conditions set forth in the indenture governing the Special Warrants.

This Special Warrant Certificate shall be construed in accordance with the laws of the Province of Ontario and the laws of Canada applicable therein and shall be treated in all respects as an Ontario contract.

After the exercise or deemed exercise of any of the Special Warrants represented by this Special Warrant Certificate, the Special Warrantholder shall no longer have any rights under either the Indenture or this Special Warrant Certificate with respect to such Special Warrants, other than the right to receive certificates representing the Underlying Securities issuable on the exercise of those Special Warrants, and those Special Warrants shall be void and of no further value or effect.

The Indenture contains provisions making binding upon all Special Warrantholders resolutions passed at Meetings or by instruments in writing signed by the Special Warrantholders holding a specified percentage of the Special Warrants.

Time shall be of the essence hereof.

[Remainder of page intentionally left blank]

IN WITNESS WHEREOF the Company has caused this Special Warrant Certificate to be executed and the Special Warrant Agent has caused this Special Warrant Certificate to be countersigned by its duly authorized officers as of this _____day of ________________, 2016.

KLONDEX MINES LTD.

Per:
Authorized Signatory

COUNTERSIGNED BY:

COMPUTERSHARE TRUST COMPANY OF CANADA

Per:
Authorized Signatory

Per:
Authorized Signatory

APPENDIX 1 TO
SPECIAL WARRANT CERTIFICATE
EXERCISE FORM

TO:	KLONDEX MINES LTD. (the "Company")

AND TO:	COMPUTERSHARE TRUST COMPANY OF CANADA

1.

The undersigned hereby irrevocably subscribes for and exercises the right to acquire _______________ Common Shares of the Company (or such number of other securities or property to which such Special Warrants entitle the undersigned in lieu thereof or in addition thereto under the provisions of the accompanying Special Warrant Certificate) according to the provisions of the Indenture referenced in the accompanying Special Warrant Certificate.

2.	The Common Shares (or other securities or property) are to be registered as follows:

Name:
(print clearly)

Address in full:

Number of Common Shares:

3.	Such securities should be sent by courier to:

Name:
(print clearly)

Address in full:

If the number of Special Warrants exercised is less than the number of Special Warrants represented hereby, the undersigned requests that the new Special Warrant Certificate representing the balance of the Special Warrants be registered in the name of the undersigned and should be sent by courier to:

Name:
(print clearly)

Address in full:

The undersigned understands that upon the exercise of Special Warrants issued in the United States or to, or for the account or benefit of, a person in the United States, which bear the legend in section 5.9 of the Indenture, the certificate(s) representing the Common Shares and Special Warrants will bear a legend substantially in the form prescribed by section 5.9 of the Special Warrant Indenture restricting transfer of the Common Shares and Special Warrants without registration under the U.S. Securities Act of 1933, as amended, and applicable state securities laws unless an exemption from registration is available. "United States" has the meaning assigned in Regulation S under the U.S. Securities Act of 1933, as amended.

DATED at ______________________, _______________________, this _____day of __________________, 20___.

Signature Witnessed or Guaranteed (See instructions to Special Warrantholders in Appendix 5)	(Signature of Special Warrantholder, to be the same as appears on the face of this Special Warrant Certificate)
Name of Special Warrantholder: Address (Please print):

Notes to Special Warrantholders:

(1)

In order to voluntarily exercise the Special Warrants represented by this certificate, prior to the Deemed Exercise Time pursuant to section 5.2 of the Indenture, this exercise form must be delivered to the Special Warrant Agent, together with this Special Warrant Certificate. Refer to the instructions to Special Warrantholders attached as Appendix 4 to this Special Warrant Certificate.

(2)

The signature(s) must be guaranteed by a Medallion Signature Guarantee obtained from a member of an acceptable Medallion Signature Guarantee Program (STAMP, SEMP, NYSE MSP). Many commercial banks, savings banks, credit unions, and all broker dealers participate in a Medallion Signature Guarantee Program. The Guarantor must affix a stamp bearing the actual words "Medallion Guaranteed", with the correct prefix covering the face value of the certificate.

(3)

The Common Shares issued on exercise prior to the Deemed Exercise Time will be subject to restrictions on resale under applicable securities legislation and will be endorsed with legends to that effect.

APPENDIX 2 TO
SPECIAL WARRANT CERTIFICATE
FORM OF TRANSFER

TO:	KLONDEX MINES LTD. (the "Company")

AND TO:	COMPUTERSHARE TRUST COMPANY OF CANADA

FOR VALUE RECEIVED, the undersigned hereby sells, assigns and transfers unto (name) _________________(the "Transferee"), of ___________________________________(residential address) __________Special Warrants of Klondex Mines Ltd. registered in the name of the undersigned on the records of Computershare Trust Company of Canada represented by the attached certificate, and irrevocably appoints ___________________________________as the attorney of the undersigned to transfer the said securities on the books or register of transfer, with full power of substitution.

Signature Witnessed or Guaranteed (See instructions to Special Warrantholders in Appendix 3)	(Signature of Special Warrantholder, to be the same as appears on the face of this Special Warrant Certificate)
Name of Special Warrantholder: Address (Please print):

Note to Special Warrantholders:

(1)

In order to transfer the Special Warrants represented by this Special Warrant Certificate, this transfer form must be delivered to the Special Warrant Agent, together with this Special Warrant Certificate.

(2)

The signature(s) must be guaranteed by a Medallion Signature Guarantee obtained from a member of an acceptable Medallion Signature Guarantee Program (STAMP, SEMP, NYSE MSP). Many commercial banks, savings banks, credit unions, and all broker dealers participate in a Medallion Signature Guarantee Program. The Guarantor must affix a stamp bearing the actual words "Medallion Guaranteed", with the correct prefix covering the face value of the certificate.

(3)

The Common Shares issued on exercise prior to the Deemed Exercise Time will be subject to restrictions on resale under applicable securities legislation and will be endorsed with legends to that effect. If the Special Warrants are issued in the United States or to, or for the account or benefit of a person in the United States, and bear the legend in section 5.9 of the Indenture, the certificate(s) representing the Common Shares will bear a legend substantially in the form prescribed by section 5.9 of the Special Warrant Indenture restricting transfer of the Common Shares without registration under the U.S. Securities Act of 1933, as amended, and applicable state securities laws unless an exemption from registration is available. "United States" has the meaning assigned in Regulation S under the U.S. Securities Act of 1933, as amended.

[ ]	If transfer is to a Person in the United States, check this box.

REASON FOR TRANSFER – For US Residents only (where the individual(s) or corporation receiving the securities is a US resident). Please select only one (see instructions below).

[ ] Gift	[ ] Estate	[ ] Private Sale	[ ] Other (or no change in ownership)

Date of Event (Date of gift, death or sale):	Value per Subscription Receipt on the date of event:

CERTAIN REQUIREMENTS RELATING TO TRANSFERS – READ CAREFULLY

The signature(s) of the transferor(s) must correspond with the name(s) as written upon the face of this certificate(s), in every particular, without alteration or enlargement, or any change whatsoever. All securityholders or a legally authorized representative must sign this form. The signature(s) on this form must be guaranteed in accordance with the transfer agent's then current guidelines and requirements at the time of transfer. Notarized or witnessed signatures are not acceptable as guaranteed signatures. As at the time of closing, you may choose one of the following methods (although subject to change in accordance with industry practice and standards):

•

Canada and the USA: A Medallion Signature Guarantee obtained from a member of an acceptable Medallion Signature Guarantee Program (STAMP, SEMP, NYSE, MSP). Many commercial banks, savings banks, credit unions, and all broker dealers participate in a Medallion Signature Guarantee Program. The Guarantor must affix a stamp bearing the actual words "Medallion Guaranteed”, with the correct prefix covering the face value of the certificate.

•

Canada: A Signature Guarantee obtained from an authorized officer of the Royal Bank of Canada, Scotia Bank or TD Canada Trust. The Guarantor must affix a stamp bearing the actual words "Signature Guaranteed”, sign and print their full name and alpha numeric signing number. Signature Guarantees are not accepted from Treasury Branches, Credit Unions or Caisse Populaires unless they are members of a Medallion Signature Guarantee Program. For corporate holders, corporate signing resolutions, including certificate of incumbency, are also required to accompany the transfer, unless there is a "Signature & Authority to Sign Guarantee” Stamp affixed to the transfer (as opposed to a "Signature Guaranteed" Stamp) obtained from an authorized officer of the Royal Bank of Canada, Scotia Bank or TD Canada Trust or a Medallion Signature Guarantee with the correct prefix covering the face value of the certificate.

•

Outside North America: For holders located outside North America, present the certificates(s) and/or document(s) that require a guarantee to a local financial institution that has a corresponding Canadian or American affiliate which is a member of an acceptable Medallion Signature Guarantee Program. The corresponding affiliate will arrange for the signature to be over-guaranteed.

REASON FOR TRANSFER – FOR US RESIDENTS ONLY

Consistent with US IRS regulations, Computershare is required to request cost basis information from US securityholders. Please indicate the reason for requesting the transfer as well as the date of event relating to the reason. The event date is not the day in which the transfer is finalized, but rather the date of the event which led to the transfer request (i.e., date of gift, date of death of the securityholder, or the date the private sale took place).

Conditions

Where this Transfer Form is being executed by an agent, executor, administrator, trustee, guardian, curator, attorney, officer of a corporation or any person acting in a fiduciary or representative capacity, the Transfer Form must be accompanied by satisfactory evidence of the representative's authority to act satisfactory to the Special Warrant Agent and the Corporation.

CERTIFICATE OF TRANSFEREE

The undersigned represents, warrants and certifies as follows (only ONE of the following must be checked):

(a)

[  ] that (i) it was not offered the Special Warrants of Klondex Mines Ltd. in the United States (as such term is defined in Regulation S under the United States Securities Act of 1933, as amended (the "U.S. Securities Act")), (ii) at the time it originated the buy order for the Special Warrants, it was not in the United States, (iii) it did not execute any agreement to purchase the Special Warrants or this Transfer Form in the United States, and (iv) it is not acquiring the Subscription Receipts for the account or benefit of a person in the United States; or

(b)

[  ] that it has delivered an opinion of counsel of recognized standing or other evidence in form and substance reasonably satisfactory to Klondex Mines Ltd. to the effect that an exemption from the registration requirements of the U.S. Securities Act and applicable state securities laws is available for the transfer of the Special Warrants to the undersigned.

The undersigned acknowledges that it shall notify Klondex Mines Ltd. prior to any exercise of the Special Warrants if the representations, warranties and certifications contained in this Certificate of Transferee are no longer true and correct. The undersigned holder understands that unless box (a) above is checked, the certificates representing the Special Warrantsand the securities issuable upon exercise thereof will bear a legend restricting transfer without registration under the U.S. Securities Act and applicable state securities laws unless an exemption from registration is available.

DATED the ____ day of _____________________, _______.

Name of Transferee:

By:

Office or Title:

Address of Transferee:

APPENDIX 3 TO
SPECIAL WARRANT CERTIFICATE
FORM OF DECLARATION FOR REMOVAL OF LEGEND

TO:	KLONDEX MINES LTD.
AND TO:	THE REGISTRAR AND TRANSFER AGENT OF KLONDEX MINES LTD.

The undersigned (a) acknowledges that the sale of                       [special warrants] [common shares] (circle one) of Klondex Mines Ltd. (the "Company")                       to which this declaration relates, represented by certificate no. __________, is being made in reliance on Rule 904 of Regulation S ("Regulation S") under the United States Securities Act of 1933, as amended (the "U.S. Securities Act"), and (b) certifies that (1) it is not an "affiliate" (as defined in Rule 405 under the U.S. Securities Act) of the Company, (2) the offer of such securities was not made to a person in the United States and either (A) at the time the buy order was originated, the buyer was outside the United States, or the seller and any person acting on its behalf reasonably believe that the buyer was outside the United States, or (B) the transaction was executed on or through the facilities of a "designated offshore securities market" (as such term is defined in Regulation S and which includes the Toronto Stock Exchange and Venture Exchange) and neither the seller nor any person acting on its behalf knows that the transaction has been prearranged with a buyer in the United States, (3) neither the seller nor any affiliate of the seller nor any person acting on any of their behalf has engaged or will engage in any directed selling efforts in the United States in connection with the offer and sale of such securities, (4) the sale is bona fide and not for the purpose of "washing off" the resale restrictions imposed because the securities are "restricted securities" (as such term is defined in Rule 144(a)(3) under the U.S. Securities Act), (5) the seller does not intend to replace the securities sold in reliance on Rule 904 of the U.S. Securities Act with fungible unrestricted securities, and (6) the contemplated sale is not a transaction, or part of a series of transactions which, although in technical compliance with Regulation S, is part of a plan or scheme to evade the registration provisions of the U.S. Securities Act. Terms used herein have the meanings given to them by Regulation S.

Dated: _________________________

By:

Name:

Title:

Affirmation by Seller's Broker-Dealer (Required for sales pursuant to Section (b)(2)(B) above)

We have read the Declaration of _____________________(the "Seller") dated _____________, 20__, pursuant to which the Seller has requested that we sell, for the Seller’s account ____________________[special warrants] [common shares] (circle one) represented by certificate number _________________(the "Securities") of the Company. We have executed or will execute sales of the Securities pursuant to Rule 904 of Regulation S under the United States Securities Act of 1933, as amended, on behalf of the Seller. We hereby affirm that, to the best of our knowledge and belief, the facts set forth therein are full, true and correct.

Legal counsel to the Company shall be entitled to rely upon the representations, warranties and covenants contained in this letter to the same extent as if this letter had been addressed to them.

Yours truly,

By:
Title:
Date:

APPENDIX 4
INSTRUCTIONS TO SPECIAL WARRANTHOLDERS

TO EXERCISE:

If the Special Warrantholder voluntarily exercises Special Warrants prior to the Deemed Exercise Time pursuant to section 5.2 of the Indenture, it must complete, sign and deliver:

(c)	the Exercise Form, attached as Appendix 1; and

(d)	the Special Warrant Certificate(s),

to the Special Warrant Agent indicating the number of Underlying Securities to be acquired. In such case, the signature of such registered holder on the Exercise Form must be witnessed.

TO TRANSFER:

If the Special Warrantholder wishes to transfer Special Warrants, then the Special Warrantholder must complete, sign and deliver (as appropriate):

(a)	the Transfer Form attached as Appendix 2; and

(b)	the Special Warrant Certificate(s);

to the Special Warrant Agent indicating the number of Special Warrants to be transferred.

If the Special Warrant Certificate is transferred, the Special Warrantholder's signature on the Transfer Form must be guaranteed by an authorized officer of a chartered bank, trust company or an investment dealer who is a member of a recognized stock exchange.

For the protection of the holder, it would be prudent to use registered mail if forwarding by mail.

Special Warrants shall only be transferable in accordance with the Indenture, applicable laws and the rules and policies of any applicable stock exchange. Without limiting the foregoing, if the Special Warrant Certificate bears a legend restricting the transfer of the Special Warrants except pursuant to an exemption from registration under the United States Securities Act of 1933, as amended (the "U.S. Securities Act"), and applicable state securities laws, and the Special Warrants are to be transferred outside the United States in accordance with Rule 904 of Regulation S under the U.S. Securities Act and in compliance with applicable local laws and regulations, this Transfer Form must be accompanied by a properly completed and executed declaration for removal of legend demonstrating compliance with an exemption or exclusion from the registration requirements of the U.S. Securities Act, together with such other documents or instruments as the Company or the Special Warrant Agent may require, which may include an opinion of counsel of recognized standing, reasonably satisfactory to the Company, to the effect that such legend is no longer required under applicable requirements of the U.S. Securities Act or state securities laws. Notwithstanding the above, the Special Warrants may not be transferred to or for the account or benefit of a person in the United States unless the Company consents in writing (such consent not to be unreasonably withheld or delayed) and, if requested by the Company, the transferor has delivered to the Company a written opinion of counsel reasonably satisfactory to the Company stating such transfer would comply with the provisions of applicable securities laws.

GENERAL:

If the Transfer Form or Exercise Form is signed by a trustee, executor, administrator, curator, guardian, attorney, officer of a corporation or any person acting in a fiduciary or representative capacity, the Special Warrant Certificate must also be accompanied by evidence of authority to sign satisfactory to the Special Warrant Agent.

The name and address of the Special Warrant Agent is:

Computershare Trust Company of Canada
3rd Floor, 510 Burrard Street
Vancouver, BC V6C 3B9
Canada

Attn: Corporate Trust Services

SCHEDULE "B"

NOTICE

Reference is made to the Special Warrant Indenture (the "Indenture") dated August 18, 2016 between Klondex Mines Ltd. (the "Company") and Computershare Trust Company of Canada, as Special Warrant Agent. All capitalized terms not used but not defined herein shall have the meaning ascribed thereto in the Indenture. The Company, a corporation existing under the laws of the Province of British Columbia, hereby gives notice to the registered holder of the Underlying Securities issued upon exercise or deemed exercise of Special Warrants in accordance with the terms of the Indenture of the following:

(a)

the Underlying Securities so issued upon the exercise or deemed exercise of the Special Warrants have been issued to (i) in respect of Special Warrants that are not CDS Global Warrants, the person or persons in whose name or names the Underlying Securities so subscribed for are to be issued as specified in the exercise form, in the case of voluntary exercise, or the register for the Special Warrants maintained by the Special Warrant Agent, in the case of deemed exercise or (ii) in respect of CDS Global Warrants, the Depository;

(b)	the number of Underlying Securities issued is equal to the number of Common Shares issuable, in accordance with the terms of the Indenture, per Special Warrant exercised or deemed exercised; and

(c)	the Company will furnish to the registered holder of such Underlying Security, on demand and without charge, a full copy of the text of:

	(i)	the rights, privileges, restrictions and conditions attached to the Common Shares; and

	(ii)	the authority of the directors to fix the rights, privileges, restrictions and conditions of subsequent series, if applicable.

B-1

SCHEDULE "C"

DEFINITION OF "UNITED STATES"

"United States"

(1)	"United States" means the United States of America, its territories and possessions, any state of the United States, and the District of Columbia.

C-1